Exhibit 99.1

RICHMONT MINES INC.

Notice of 2017 Annual and Special
Meeting of Shareholders and
Management Information Circular

March 31, 2017

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

EXECUTIVE SUMMARY

Summary	Table of Contents

This section provides highlights from our circular and key results for 2016.

Please read the rest of the document for complete information on our results, compensation programs and governance initiatives that are important to you.

Invitation to Shareholders	Page 4
Business of the Meeting	Page 5
Director Nominees	Page 8
Compensation Executive Summary	Page 24
Compensation Discussion and Analysis	Page 29
Executive Compensation	Page 37
Corporate Governance	Page 55
Committee Reports	Page 60
Schedules	Page 63

Company-Wide Performance

  Strong safety performance at all operations with 6 years of incident free operations at the Island Gold Mine

  Record production of 104,050 gold ounces

  In-line cash costs and All-In-Sustaining-Costs (AISC)

  Record revenues of $169 million

  Strong year-end cash balance of $75 million

  Fully funded organic growth profile

  Completed a strategic $31 million financing to support an accelerated exploration program at Island Gold

  Maintained a prudent capital allocation strategy to position Richmont for long-term success

  Appointed Rob Chausse as CFO, significantly strengthening the senior leadership team

  Transferred U.S. listing to the prestigious New York Stock Exchange

Island Gold Mine; Another Year of Record Performance

  Record production of 83,323 gold ounces exceeded guidance

  Cash costs of US$587 per ounce and AISC of US$745 per ounce results below guidance

  Significantly increased reserves by 34% at 11% higher grades

  Increased inferred resources by 30% at 20% higher grades

  Advanced an expanded exploration program to unlock the next million ounces and extend mine life

  Launched an Expansion Case Preliminary Economic Analysis (PEA)

  Pre-developed multi-years of mine life through accelerated underground development strategy

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Compensation Highlights

  We pay for performance - the majority of our Named Executive Officers’ pay is ‘at-risk’

  High correlation of executive pay to shareholder return

  Capped incentive payouts

  Double-trigger change of control provisions

2017 Executive Compensation Outlook

  Moving towards performance-contingent vesting of long-term incentives

  Say on Pay implemented

  Increased share ownership requirements for executives and directors

Board Nominees

You are being asked to cast your vote for five directors. Our directors are elected annually, individually and by majority vote.

Name	Age	Director Since	Occupation	Independent	Other Public Boards	Committee Membership				2016 Votes For
						Audit	Compensation Governance and HR	Governance and Nominating	Technical and Corporate Responsibility
René Marion	54	Nov. 2013	Corporate Director	Y	1		X		X	98.73%
Elaine Ellingham	58	Feb. 2010	Management Consultant, Geologist	Y	2	X		X	X	98.63%
Renaud Adams	47	Nov. 2014	CEO of Richmont Mines Inc.	N	0					99.27%
Peter Barnes	60	Feb. 2016	Corporate Director	Y	1	X	X	X	X	98.96%
Michael Pesner	74	Nov. 2010	CPA, CA and President of Hermitage Canada Finance Inc.	Y	2	X	X	X		97.51%

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LETTER TO SHAREHOLDERS FROM CHAIRMAN OF THE BOARD

Dear Richmont Shareholder,

Despite a continued challenging economic environment, Richmont delivered another year of strong operational and financial performance. We continued to build our business for the long-term, staying focused on our fundamental principle of creating shareholder value. Supporting this value are balance sheet strength, high quality, long life assets, operational excellence, a strong leadership team and an experienced board of directors.

In 2017, the Board remains appropriately sized with 5 candidates nominated for election, including myself. All candidates are returning directors who are dedicated to working closely with the management team to ensure we continue to deliver results that create sustainable shareholder value.

Please take some time to read through our Information Circular and Proxy Statement in determining your vote. On behalf of the Board and management, we thank you for your ongoing support and confidence in Richmont and we look forward to seeing you on Thursday, May 4, 2017 at the St. Andrew’s Club and Conference Centre, Caledonia Room, located at 150 King Street West, 27th floor, Toronto, Ontario, at 10:30 a.m. (EST).

Sincerely,

/s/ René Marion
René Marion
Chairman of the Board

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RICHMONT MINES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the shareholders of Richmont Mines Inc. (the “Corporation”) will be held in the Caledonia Room, at the St. Andrew’s Club and Conference Centre, located at 150 King Street West, 27th floor, Toronto, Ontario, on Thursday, May 4, 2017 at 10:30 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Corporation for the financial year ended December 31, 2016 and the auditors’ report thereon;

2°	electing the directors of the Corporation;

3°	appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4°	considering and, if deemed advisable, approving a resolution approving the amended and restated shareholder rights plan for a three year period;

5°	considering a non-binding advisory resolution on our approach to executive compensation; and

6°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on March 30, 2017 will receive a Notice of the Annual and Special Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

Toronto, Ontario	Mélissa Tardif
March 31, 2017	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual and Special Meeting, shareholders must vote their proxy by mail, fax, internet or telephone in order for it to be received by the deadline. Proxies must be received before 10:30 a.m. (EST) on May 2, 2017. Please refer to the enclosed Management Information Circular for additional details.

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RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	INFORMATION REGARDING THE VOTING OF RICHMONT MINES SHARES

Registered Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15-digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 732-VOTE (8683) and cast your vote over the telephone by quoting your 15-digit control number located at the bottom left hand corner of your proxy.

Beneficial Richmont Mines Shareholders

Canadian Non-Objecting Beneficial Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15-digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 734-VOTE (8683) and cast your vote over the telephone by quoting your 15-digit control number located at the bottom left hand corner of your proxy.

Canadian Objecting Beneficial Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 474-7493 and enter your 12-digit control number provided in the Voting Instruction Form.

U.S. Beneficial Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 454-8683 and enter your 12-digit control number provided in the Voting Instruction Form.

If you have any questions about the Richmont Mines Annual and Special Meeting, please contact Kingsdale Advisors by telephone at 1 866 581-1514 (toll-free in North America) or 1 416 867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

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2.	SOLICITATION OF PROXIES

This management information circular (“the Circular”) is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the “Corporation” or “Richmont Mines”) for use at the Corporation’s Annual and Special Meeting of shareholders (the “Meeting”), scheduled to be held on May 4, 2017 at 10:30 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 30, 2017. All amounts stated herein are in Canadian Dollars.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Corporation may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Corporation reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Corporation will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

The Corporation has engaged Kingsdale Advisors (“Kingsdale”) as a strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately $35,000, plus certain out-of-pocket expenses. Kingsdale can be reached by telephone, toll-free in North America at 1 866 581-1514 or at 416 867-2272 outside of North America (collect call) or by email at contactus@kingsdaleadvisors.com.

3.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Corporation. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Corporation) other than the persons whose names appear as proxy in the proxy form, to represent such shareholder at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 10:30 a.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting (at the Chairman’s discretion) on the day of the Meeting, or any adjournment thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 10:30 a.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

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4.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, proxies will be voted FOR the matters identified as items 2, 3, 4, and 5, of the attached Notice.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

5.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, no proposed nominee for election to the Board of Directors and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

6.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Corporation have set the close of business on March 30, 2017, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Corporation as of that date will have the right to vote at the Meeting.

Under the Corporation’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Corporation and entitled to vote at the Meeting.

The matters identified as items 2, 3, 4, and 5, of the attached Notice, will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 30, 2017, 63,239,424 common shares of the Corporation were issued and outstanding, each giving the right to one vote at the Meeting. To the knowledge of the directors and executive officers of the Corporation as of March 30, 2017, Van Eck Associates Corporation (“VEAC”) is the only shareholder, directly or indirectly, beneficially owning or controlling more than 10% of the outstanding common shares of the Corporation. VEAC, with its joint actors, beneficially owns or controls directly or indirectly 8,168,700 common shares representing approximately 12.91% of the outstanding common shares of the Corporation.

7.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Corporation is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following such director’s election or nomination, or at the date of the election or nomination of such director’s successor, unless he or she resigns or his or her office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Corporation.

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All of the proposed nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The following table presents information regarding each member of the Board of Directors of the Corporation.

Information on the Nominees for Election as Director

René Marion
Age: 54 Home: Toronto, Ontario

Director since: November 2013
Independent

Chairman of the Board of Directors
Chair – Technical and Corporate Responsibility Committee
Member - Compensation and Human Resources Committee

Areas of expertise:

• Mining Engineer, Mining Operations, feasibilities and mine construction

Current occupation	Corporate Director
Career	Mr. Marion brings over 30 years of industry experience to the Board of Richmont Mines, including as past President and Chief Executive Officer of AuRico Gold from 2007 to 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 to 2007.
Education	BScE in mining
Public Directorships	Guyana Goldfields Inc.
Memberships and awards	Professional Engineers of Ontario and Ontario Society of Professional Engineers
Background and experience	A senior corporate executive, with extensive experience in all aspects within the mining sector, including executive leadership, strategic planning, change management, operations, operating management, mine engineering, reserves, budgets, and life of mine plans. International experience includes operations; feasibility studies (12); mine construction (9); and due diligences and acquisitions; in Asia, Africa, Australia, Europe, North and South America.

Equity Ownership as at March 22, 2017
Year	Common shares	Options	RSUs	DSUs	Value[2]	Holding requirement	Meets requirement	Total 2016 compensation
2016	25,000	16,667	11,000	43,145	867,208	3X Cash Retainer	yes[1]	$308,496

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	98.73%	None
HR & Compensation Com.	100%
Technical and Corporate	100%
Responsibility Committee
[1]	Mr. Marion has until March 1, 2019 to satisfy the minimum shareholding requirement. Holding requirements do not include options.
[2]	Based on the March 22, 2017 closing price of the Corporation’s shares on the TSX, which was $9.70 and includes all equity ownership.

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Elaine Ellingham
Age: 58 Home: Toronto, Ontario

Director since: February 2010
Independent

Member – Board of Directors
Chair – Corporate Governance and Nominating Committee
Member – Audit Committee
Member – Technical and Corporate Responsibility Committee

Areas of expertise:

• Exploration geology
• Advising on transactions, M&A, and going public

Current occupation	Strategic Advisory and Geological Consultant
Career	Ms. Ellingham is a mining executive and geologist with over 30 years of experience in the mining industry. Ms. Ellingham acted as Richmont’s interim President and Chief Executive Officer from July 2014 to November 2014. She is a consultant providing geological and corporate finance advisory services to international clients. She spent 8 years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities including National Leader of Mining. She has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Aurania Resources Ltd., IAMGOLD Corporation, Campbell Resources Inc., Rio Algom Exploration Inc. and St Joe Canada Inc.
Education	MBA, MSc (Geology)
Public Directorships	Wallbridge Mining Company Ltd. and Aurania Resources Ltd.
Memberships and awards	Director of the Prospectors and Developers Association of Canada Professional Geoscientists of Ontario Member of the OSC’s Small and Medium Enterprises Committee
Background and experience	Ms. Ellingham has a range of experience in mineral exploration, corporate development and investor relations within the mining industry as well as eight years’ experience with securities transactions at TSX.

Equity Ownership as at March 22, 2017
Year	Common shares	Options	RSUs	DSUs	Value[2]	Holding requirement	Meets requirement	Total 2016 compensation
2016	34,196	153,867	11,000	28,764	1,641,084	3X Cash Retainer	yes[1]	$209,255

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	98.63%	None
Audit Committee	100%
Corporate Governance and Nominating Com.	100%
Technical and Corporate Responsibility Com.	100%
[1]	Ms. Ellingham has until March 1, 2019 to satisfy the minimum shareholding requirement. Holding requirements do not include options.
[2]	Based on the March 22, 2017 closing price of the Corporation’s shares on the TSX, which was $9.70 and includes all equity ownership.

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Renaud Adams Age: 47 Home: Oakville, Ontario Director since: November 2014 Not Independent Member – Board of Directors Areas of expertise: • Mining • Mineral Processing
Current occupation	President and Chief Executive Officer of Richmont Mines Inc.
Career	Mr. Adams is the President and Chief Executive Officer (the “CEO”) of Richmont Mines. Mr. Adams has 20 years of mining experience, and served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, he served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd.
Education	Bachelor of Engineering degree in Mining and Mineral Processing from Laval University, Quebec
Public Directorships	None
Memberships and awards	Member (P. Eng.) of the Ordre des ingénieurs du Québec
Background and experience	Mr. Adams’s extensive organic growth experience and operational and technical expertise in the industry provides valuable insight and makes him a significant resource to both the Corporation and the shareholders.

Equity Ownership as at March 22, 2017
Year	Common shares	Options	RSUs	DSUs	Value[2]	Holding requirement	Meets requirement	Total 2016 compensation
2016	113,259	771,355	95,903	None	7,277,871	3X Base Salary	yes[1]	$1,589,464

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	99.27%	None
[1]	Mr. Adams has until March 1, 2019 to satisfy the minimum shareholding requirement. Holding requirements do not include options.
[2]	Based on the March 22, 2017 closing price of the Corporation’s shares on the TSX, which was $9.70 and includes all equity ownership.

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Peter Barnes
Age: 60 Home: Vancouver, British Columbia

Director since: February 2016
Independent

Member – Board of Directors

Chair – Human Resources and Compensation Committee
Member – Audit Committee
Member – Corporate Governance and Nominating Committee
Member – Technical and Corporate Responsibility Committee

Areas of expertise:

• Finance, Mergers & Acquisitions, Governance

Current occupation	Corporate Director
Career	Mr. Barnes has over 25 years of senior management experience and was co-founder of Silver Wheaton Corp. in 2004 and Chief Executive Officer from 2006 to 2011. Mr. Barnes was Executive Vice-President and Chief Financial Officer of Goldcorp Inc. from 2005 to 2006. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.
Education	FCPA, FCA, D.Sc (Econ), ICD.D
Public Directorships	Mag Silver Corp.
Memberships and awards	Institute of Corporate Directors, Institute of Chartered Professional Accountants. In 2010, Mr. Barnes was honored with the Ernst & Young Entrepreneur of the Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals.
Background and experience	Over 25 years of executive experience in a variety of industries, including extensive exposure to mining sector, particularly in the areas of mergers & acquisitions, corporate governance and finance.

Equity Ownership as at March 22, 2017
Year	Common shares	Options	RSUs	DSUs	Value[3]	Holding requirement	Meets requirement	Total 2016 compensation
2016	19,425	100,000	6,667	10,764	728,281	3X Cash Retainer	yes[1]	$507,357[2]

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	98.96%	None
Human Resources and Compensation Committee	100%
Corporate Gov. and Nominating Com.	100%
Technical and CR Com.	100%
Audit Committee	100%
[1]	Mr. Barnes has until March 1, 2019 to satisfy the minimum shareholding requirement. Holding requirements do not include options.
[2]	Includes the inducement grant of 10,000 RSUs and 100,000 options on March 2, 2016 for a total of $323,090.
[3]	Based on the March 22, 2017 closing price of the Corporation’s shares on the TSX, which was $9.70 and includes all equity ownership.

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Michael Pesner
Age: 74 Home: Montreal, Quebec

Director since: November 2010
Independent

Member – Board of Directors
Chair – Audit Committee
Member – Human Resources and Compensation Committee
Member – Corporate Governance and Nominating Committee

Areas of expertise:

• Finance, Mergers & Acquisitions,
• Audit Committee Chairman

Current occupation	CPA, CA and President of Hermitage Canada Finance Inc.
Career	Mr. Pesner is President of Hermitage Canada Finance Inc., a company that specializes in financial advisory and consulting services. Previously, he was a Senior Partner in Financial Advisory Services and Board member of KPMG, prior to which he was National Executive Corporate Recovery Partner and member of the Executive of KPMG predecessor firm, Thorne Ernst & Whinney. Previously, he was a partner at an audit and professional services CPA, CA firm.
Education	CPA, CA; B. Commerce, B. Arts
Public Directorships	Le Château Inc. and Quest Rare Minerals Ltd.
Memberships and awards	Institute of Chartered Professional Accountants
Background and experience	Senior partner at KPMG and predecessor firms for 26 years, specializing in financial advisory services including finance, mergers & acquisitions, divestitures and restructuring; Corporate Director; Chair of Audit Committees

Equity Ownership as at March 22, 2017
Year	Common shares	Options	RSUs	DSUs	Value[2]	Holding requirement	Meets requirement	Total 2016 compensation
2016	10,000	63,001	11,000	28,764	849,190	3X Cash Retainer	yes[1]	$205,005

Other matters
Membership	Attendance	Voting results	Interlocks
Board	100%	97.51%	None
Audit	100%
Human Resources and Compensation	100%
Corporate Governance and Nominating	100%
[1]	Mr. Pesner has until March 1, 2019 to satisfy the minimum shareholding requirement. Holding requirements do not include options.
[2]	Based on the March 22, 2017 closing price of the Corporation’s shares on the TSX, which was $9.70 and includes all equity ownership.

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The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Corporation, unless instructions have been given to abstain from voting with respect to the election of directors.

Majority Voting

The Board of Directors of the Corporation believes that each of its members should carry the confidence and support of the shareholders. To this end, the directors have unanimously adopted a majority voting policy. This policy requires any nominee for election to the Board of Directors for which the number of shares withheld was greater than the number of shares voted in favor of the nominee to submit his or her resignation promptly after the meeting to the Corporate Governance and Nominating Committee, other than in the context of a contested meeting. A “contested meeting” is defined as a meeting at which the number of directors nominated for election is greater than the number of Board seats available as fixed by the Corporation before the meeting.

The majority voting provisions require that the Board of Directors accept or refuse (but only in exceptional circumstances) a tendered resignation within 90 days of the relevant meeting. The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors after reviewing the matter and the Board’s decision to accept or reject the resignation will be publicly disclosed, a copy of which must be provided to TSX. The resignation will be effective when accepted by the board to be fully compliant with Toronto Stock Exchange (“TSX”) requirements. The nominee will not participate in any committee or Board deliberations in considering the resignation. Promptly after the board’s decision, the Corporation will issue a news release communicating the directors’ decision and, if the directors refuse to accept the resignation, the news release will state the reasons. Future nominees for election to the Board of Directors will be asked to subscribe to this statement before their names are put forward.

8.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) has been the Corporation’s auditor since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Corporation’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Corporation, and FOR authorizing the Audit Committee of the Board of Directors to fix their remuneration.

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9.	APPROVAL OF CORPORATION’S NEW SHAREHOLDER RIGHTS PLAN

Background

No Continuation of the Existing Plan

On March 28, 2011, the Board approved an amended and restated shareholder rights plan for the Corporation, which was subsequently ratified and confirmed by shareholders on May 12, 2011 (the “Existing Rights Plan”). On May 8, 2014, the Corporation’s shareholders approved the confirmation, ratification and continuation of the Existing Rights Plan. For the reasons described below, the Corporation will not be submitting the Existing Rights Plan to shareholders for continuation. Accordingly, the Existing Rights Plan will terminate at the conclusion of the Meeting.

Securities Law Amendments

On February 25, 2016, the Canadian Securities Administrators published final amendments (the “CSA Amendments”) to the take-over bid regime that came into force on May 9, 2016. The CSA Amendments, among other things, lengthen the minimum take-over bid period to 105 days, require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the take-over bid excluding securities owned by the bidder, and require a ten day extension after the minimum tender requirement is met.

Rationale for Adopting a New Shareholder Rights Plan

The CSA Amendments address, in part, some of the concerns that the Board had when the Existing Rights Plan was originally adopted – primarily as they relate to the period of time that shareholders and the Board would have to consider and respond to an unsolicited take-over bid and the minimum tender requirement. However, the CSA Amendments do not alter the availability of exemptions to the formal take-over bid rules that facilitate creeping bids (acquisitions of shares with the intention of acquiring effective control of the Corporation through market purchases and private agreements that are exempt from the take-over bid rules). Specifically, the Board continues to believe that a rights plan is necessary to protect shareholders from certain actions that could result in unequal treatment of shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Corporation under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all shareholders, (ii) a person could slowly accumulate shares of the Company through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control, (iii) a person seeking to acquire control of the Corporation could enter into agreements with shareholders who, together with the acquirer, hold more than 20% of the outstanding shares of the Corporation irrevocably committing such holders to tender their shares of the Corporation to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws (collectively, the “Outstanding Gaps”).

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In light of the foregoing considerations and the determination to let the Existing Rights Plan terminate at the end of the Meeting, on February 17, 2017, the Board adopted a modified shareholder rights plan (the “New Rights Plan”) described below the sole purpose of which is to address the Outstanding Gaps and ensure that shareholders have an equal opportunity to participate in a change of control transaction. The New Rights Plan is consistent with the CSA Amendments and other features of so-called “new generation” rights plans. Rights under the New Rights Plan (each, a “Right”) will be issued at the close of business on May 3, 2017. If shareholders do not ratify the New Rights Plan at the Meeting, then the New Rights Plan will automatically terminate and shareholders of the Corporation will not have the protection of any shareholder rights plan.

Purpose

The key objective of the Board in adopting the New Rights Plan is addressing the Outstanding Gaps remaining following the CSA Amendments and ensuring that shareholders have an equal opportunity to participate in a change of control transaction. The New Rights Plan is not intended to, and will not, entrench directors or management or prevent a change of control.

The New Rights Plan generally provides that if a bidder acquires beneficial ownership of more than 20% of the issued and outstanding Shares, other than by way of a “Permitted Bid”, which requires a take-over bid to be made to all shareholders, holders of Shares, other than the bidder, will be able to effectively purchase additional Shares at a 50% discount to the market price, thus exposing the bidder to substantial dilution of its holdings.

Key Differences – Existing Rights Plan vs. New Rights Plan

The following summary describes certain key differences between the Existing Rights Plan and the New Rights Plan.

1.	Longer Duration Required for “Permitted Bids”

Under the Existing Rights Plan, for a take-over bid to constitute a “Permitted Bid” that does not trigger the Existing Rights Plan, it is required, among other things, to be open for at least 60 days. In order to align the rights plan with the CSA Amendments, the New Rights Plan provides that a “Permitted Bid” is any non-exempt take-over bid (i.e., a take-over bid made by way of a take-over bid circular) made in accordance with applicable Canadian securities laws. As a result of the CSA Amendments, such a take-over bid will generally be required by law to remain open for at least 105 days.

2.	Other Amendments

In addition to the foregoing, other key differences between the New Rights Plan and the Existing Rights Plan include: (i) expanding the circumstances where the acquisition of voting shares or convertible securities would be considered an exempt acquisition; and (ii) limiting the circumstances in which the Board may redeem Rights or waive the application of the New Rights Plan without shareholder approval.

Summary of Key Terms of the New Rights Plan

A summary of the key terms of the New Rights Plan is set out below. This summary is qualified in its entirety by reference to the full text of the anticipated form of the New Rights Plan, which is attached to this Circular as Schedule A. Capitalized terms used in this section and not otherwise defined herein have the meanings assigned to them in the New Rights Plan.

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Term

If the New Rights Plan is not ratified by a resolution passed by a majority of the votes cast by Independent Shareholders (as defined in the New Rights Plan) present in person or represented by proxy at the Meeting, then the New Rights Plan will be terminated. If the New Rights Plan is ratified, then the New Rights Plan will continue in effect until the third annual meeting of shareholders after the Meeting. The New Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at the third annual meeting following each shareholders’ meeting at which the New Rights Plan is either ratified or reconfirmed. If the New Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the New Rights Plan will terminate as of such annual meeting.

Issue of Rights

The Corporation will issue one Right in respect of each outstanding Share to holders of record as at the close of business on May 3, 2017 (the “Record Time”). The New Rights Plan also authorizes the issue of one Right in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the New Rights Plan).

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Shares and become exercisable at the close of business on the tenth trading day after the earlier of (i) the first public announcement by the Corporation or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person, (ii) the date of commencement of, or first public announcement of, the intent of any person to commence a take-over bid that would result in such person Beneficially Owning (as defined in the New Rights Plan) 20% or more of the Shares (other than a Permitted Bid or a Competing Permitted Bid (each as defined in the New Rights Plan)) and (iii) such later date as the Board may determine (in any such case, the “Separation Time”).

After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right (the “Exercise Price”) equal to three times the Market Price, as at the Separation Time, per Share.

The Exercise Price payable and the number of Shares issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

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Flip-in Event

Subject to certain exceptions, upon the acquisition by any person (an “Acquiring Person”) of Beneficial Ownership of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than Rights Beneficially Owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) and certain transferees, may be exercised to purchase that number of Shares which have an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Rights beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) and certain transferees will be void. The New Rights Plan provides that a person (a “Grandfathered Person”) who was the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of additional Shares that increase that person’s Beneficial Ownership of Shares by more than 1.0% of the number of Shares outstanding (other than through certain exempt transactions).

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued after the Record Time will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

Under the New Rights Plan, a “Permitted Bid” or “Competing Permitted Bid” will not trigger the dilutive effects thereof. A Permitted Bid is a take-over bid (within the meaning of the CSA Amendments) made by means of a take-over bid circular made to all holders of Shares. By virtue of this definition, such a take-over bid must (i) generally be open for at least 105 days; (ii) include a minimum tender requirement, such that more than 50% of the outstanding Shares held by persons other than the bidder must be tendered prior to take-up; and (iii) include a ten-day extension after the minimum tender requirement is met.

Waiver and Redemption

At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Shares or Rights, redeem the Rights at a redemption price of $0.00001 per Right. The Board will be deemed to have elected to redeem the Rights if a person, who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the New Rights Plan, takes up and pays for Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or take-over bid.

At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Shares, waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Shares.

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If a redemption of Rights or the foregoing waiver is proposed prior to the Separation Time, then such redemption or waiver must be approved by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of shareholders. If a redemption of Rights is proposed after the Separation Time, then such redemption must be approved by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders. At that meeting, each outstanding Right will represent one vote (other than Rights that are Beneficially Owned by any person who would not be an Independent Shareholder if that person held Shares and Rights that have become null and void).

At any time prior to the occurrence of a Flip-in Event, the Board may, without the approval of the holders of Shares or Rights, waive the flip-in provisions in respect of a take-over bid made by means of a take-over bid circular to all holders of record of Shares. If the Board grants such a waiver, then the provisions of the New Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any take-over bid made by any other offer or by means of a take-over bid circular to all holders of record of Shares prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted.

In addition, the operation of the New Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the New Rights Plan

The Board may amend the New Rights Plan in the period before the New Rights Plan is initially ratified by the shareholders of the Corporation. Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the New Rights Plan as a result of a change of law, require approval of holders of Shares or Rights.

Shareholder Approval

The New Rights Plan is required to be approved by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at the Meeting. To the knowledge of the Corporation, all shareholders of the Corporation as of the record date of the Meeting are Independent Shareholders within the meaning of the New Rights Plan. The text of the Rights Plan Resolution is set out below.

Resolution Approving the New Rights Plan

The resolution to approve the New Rights Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “Rights Plan Resolution”):

IT IS RESOLVED THAT:

1.

The shareholder rights plan containing the terms and conditions substantially set forth in the shareholder rights plan agreement dated March 30, 2017 between the Corporation and Computershare Investor Services Inc. (the “Plan”), a copy of which has been tabled at this Meeting, be and is hereby ratified, confirmed and approved.

2.	The actions of the directors of the Corporation in adopting the Plan and in executing and delivering the Plan be and are hereby ratified, confirmed and approved.

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.

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If the Rights Plan Resolution is not approved at the Meeting, the New Rights Plan will cease to have any force and effect following the termination of the Meeting.

The Board of Directors of the Corporation has determined that the New Rights Plan is in the best interests of shareholders and recommends that shareholders vote FOR the Rights Plan Resolution. Common shares represented by proxies in favour of management will be voted FOR the Rights Plan Resolution, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the Rights Plan Resolution.

10.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a corporation (including the Corporation in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the corporation access to any exemption under securities legislation, issued:

(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

Mr. Barnes ceased as an employee of Silver Wheaton in April 2011. During July 2015, two putative securities class action lawsuits (the “Complaints”) were filed against Silver Wheaton Corp. (“Silver Wheaton”) in the U.S. District Court for the Central District of California in connection with the receipt of a proposal letter from the Canada Revenue Agency which was proposing to reassess the Company under the transfer pricing provisions contained in the Income Tax Act (Canada). On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against Silver Wheaton, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice-President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about Silver Wheaton’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the reassessments by the Canada Revenue Agency. The Amended Complaint does not specify a quantum of damages. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired Silver Wheaton’s securities during an alleged class period of March 30, 2011 to July 6, 2015. At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. The Plaintiff has moved to certify the purported class. No trial date has been set. Silver Wheaton believes the allegations are without merit and intends to vigorously defend against this matter.

Mr. Pesner was a director of Liquid Nutrition Group Inc. until June 3, 2015. Subsequently, on June 12, 2015, certain securities commissions issued cease trade orders against Liquid Nutrition Group Inc. for default of filing its interim financial statements and management’s discussion and analysis for the interim period ended March 31, 2015.

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Michael Pesner was a director of Quest Rare Minerals Ltd. ("Quest") when on January 31, 2017 the Autorité des marchés financiers issued a management cease trade order (the "MCTO") against the management and the board of directors of Quest. The MCTO was issued in connection with Quest filing an annual information form for its fiscal year ended October 31, 2016 that was not compliant with Regulation 51-102 respecting Continuous Disclosure Obligations (Quebec) and a technical report not compliant with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (Quebec). The MCTO was lifted on March 14, 2017 following the filing of the required disclosure documents by Quest on March 10, 2017.

(b)

is, on the date of the Circular, or has been, within the last ten years prior to this date, a director or an executive officer of a corporation (including the Corporation in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner was a director of Prestige Telecom Inc. and he resigned from the Board of Directors on May 25, 2011. Subsequently, in November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Quebec Superior Court ratifying the proposal which had been approved at the meeting of its creditors which took place on March 6, 2012.

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

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LETTER TO SHAREHOLDERS FROM CHAIR OF HRCC

Our Human Resources & Compensation Committee, ensures that our executive pay programs are designed to pay for performance, while allowing Richmont to attract and retain the talent that is essential to delivering our long-term strategy. The following section of this circular reflects a first step towards what will be an evolving effort in providing clear and comprehensive disclosure to help you, our shareholders, understand how (a) our compensation plans are structured, (b) we assess performance, and (c) performance leads to compensation results that are aligned with our shareholders’ experience. We feel that this disclosure of 2016 compensation philosophy, program overview and compensation delivery versus shareholder experience is a significant step forward in our disclosure from prior years, but we are planning additional improvements over the coming year and look forward to sharing even more comprehensive disclosure with you in 2018.

Richmont’s Performance in 2016

Despite a challenging commodities market in 2016, Richmont Mines delivered another year of solid results driven by record performance from our cornerstone Island Gold Mine, which for the third consecutive year, has exceeded guidance. Throughout 2016, we continued to execute on our business strategy of delivering high quality, low cost growth from the Island Gold Mine, while maintaining high performance standards in health, safety, environment and social practices at all our operations.

In light of the continued weakness in the commodity markets during the year, the HRCC and our CEO, Mr. Renaud Adams, determined that we would maintain salaries at 2015 levels to assist in preserving the financial strength of the corporation. Accordingly, no salary increases were awarded for 2016 with the exception of the Vice-President Investor Relations who received a market adjustment. In light of the strong operational performance of the corporation, however, the HRCC determined that annual bonuses should be payable at a level of 113% of target for the Corporate component of our annual bonus program (please see page 32 for additional detail on our 2016 bonus program).

For 2016, the HRCC determined that a mix of stock options and restricted share units (“RSUs”), in equivalent value, be granted to the Corporation’s NEOs to balance the incentive for share price appreciation with sustained shareholder value creation and longer-term key employee retention. This mix of longer-term incentives and the relatively high overall weighting of performance pay in the executive pay mix has allowed us to balance two of the main priorities of our pay program: to incent our executive team to build sustainable shareholder value; and to provide some level of retention incentive in the event of future commodity price fluctuation. As you will see in the performance chart on page 36, our CEO’s total compensation, both reported and realizable, has tracked shareholder experience relatively closely over the past several years.

Compensation Changes for 2017 and Beyond

We have launched several improvements to our compensation programs and overall governance of the compensation process in late 2016 and our work in this regard is continuing in 2017. Of particular note:

  We reviewed and significantly updated our compensation peer group for 2017, resulting in more robust data for the HRCC to rely on in making its compensation decisions

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  We increased our share ownership requirements for both the executive team and the Non-Executive Directors for 2017 and beyond

  We are currently working on introducing performance-contingent vesting for our RSU grants to executives and are confident that this element of the program will reflect best market practice; and

  We have implemented a shareholder advisory vote on executive compensation (“Say on Pay”), starting with a vote at this Annual and Special Meeting.

The HRCC is also committed to continuing to link executive compensation and shareholder value and are confident that the changes to our programs will continue to enhance this alignment. We remain committed to continually reviewing and, where appropriate, improving our compensation and disclosure practices. On behalf of the HRCC, we thank you for taking the time to read our disclosure and encourage you to vote in favour of our approach to executive compensation.

Sincerely,

/s/Peter Barnes
Peter Barnes
Chair, Human Resources & Compensation Committee

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11.	COMPENSATION OF DIRECTORS AND OFFICERS

Named Executive Officers of the Corporation

The following section of this Management Information Circular discusses the Corporation’s approach to the compensation paid to our CEO and Vice-President, Finance (VP Finance) and the three most highly compensated executive officers, other than the CEO and VP Finance, at the end of the year ended December 31, 2016 whose total compensation was more than $150,000 (each a "Named Executive Officer" or "NEO" and collectively, the "Named Executive Officers" or "NEOs"). The Corporation’s Named Executive Officers for the year ended December 31, 2016 are as follows.

Renaud Adams	President and Chief Executive Officer
Mr. Adams has been the President and Chief Executive Officer of Richmont Mines since November 17, 2014. Mr. Adams has 20+ years of mining experience, and served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, he served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. He holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

Nicole Veilleux	Vice-President, Finance
Ms. Veilleux has been with Richmont Mines for over 18 years, in positions of increasing responsibility. She is a Chartered Professional Accountant with over 30 years of experience in finance, including as an Auditor for KPMG LLP, a Financial Analyst for Norbord Industries Inc. and le Fonds regional de solidarité de l’Abitibi-Témiscamingue. She initially joined Richmont Mines as Controller, and was promoted to Financial Director in March 2006, and fulfilled the role of Chief Financial Officer until November 30, 2012. On September 25, 2014, she was promoted to Vice-President, Finance.

Christian Bourcier	Vice-President, Operations
Mr. Bourcier is a mining engineer with 21 years of mining experience, primarily in the prolific Abitibi region of northwestern Quebec. During his career, he has held increasingly senior roles and was recently Vice-President, Process Improvement for Hecla Mining, where he was responsible for the implementation of continuous improvement initiatives throughout the American operations. Prior to this, he was the Vice-President and General Manager of the Casa Berardi Mine in northwestern Quebec.

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Steve Burleton	Vice-President, Business Development
Mr. Burleton has over 18 years of experience in the Canadian investment banking industry having dealt with companies in mining, fertilizers and industrial products. Most recently he was Vice-President, Corporate Development for a publicly traded fertilizer producer with operations in Brazil and one of the few junior fertilizer development projects to reach production in recent years. In that role he was responsible for financing, strategic initiatives and investor relations. Previously, Mr. Burleton served as Managing Director of Investment Banking at Wellington West Capital Markets Inc. and at Scotia Capital Inc. Mr. Burleton is a Chartered Financial Analyst (CFA) and holds an MBA from York University.

Anne Day	Vice-President, Investor Relations
Ms. Day have over 19 years of investor relations and corporate communication experience, including 11 years in mining. During her career, she has demonstrated a proven ability to create “best in class” global investor relations and communications programs and that experience will help position Richmont for continued success. She most recently served as Vice-President, Investor Relations and Communication for AuRico Gold Inc. where she was a key member of the executive team and an integral part of numerous corporate transactions and the strategic execution of the Corporation’s growth strategy. She is also a director and member of the Audit Committee of AuRico Metals. She holds a B. Comm. and MBA from the Sobeys School of Business and an ICD.D designation from the Institute of Corporate Directors.

2016 Compensation Program Highlights

  Pay for Performance - salaries for the Named Executive Officers were frozen for 2015 and 2016. 72% of the CEO’s total compensation is at-risk pay while 54% of our other NEOs’ pay is at-risk, meaning that the majority of executive compensation is performance-dependent and fluctuates with shareholder value.

  Low dilution to shareholders - Despite the emphasis on at-risk compensation, shareholder dilution due to employee equity incentive programs is significantly below the median levels of our direct peers

  Caps on incentive payouts - payouts under the Annual Cash Bonus plan cannot exceed 150% of target

  Compensation Peer Group - reviewed and significantly updated for 2016, resulting in more robust data for compensation benchmarking

  Share ownership requirements - increased in 2017 for the CEO (3 times salary, up from 2 times salary in 2016) and introduced for the rest of the NEOs (2 times salary for the Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”) and 1 time salary for the Vice-Presidents(“VPs”)). Ownership guidelines were also increased for the Board of Directors for 2017 (from 2 times annual retainer to three times annual retainer)

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  Double Triggers - severance provisions in our employment agreements and long-term incentive plans only trigger accelerated vesting when there is both a change in control and a termination of employment

  Say on Pay - implemented an advisory vote on executive compensation (‘Say on Pay’) for 2017

  Deferred Share Units – independent directors receive deferred share units (“DSUs”)

  Independent Advice - the HRCC has its own independent advisor

Compensation Governance

HRCC Mandate

The Board has adopted a mandate for the Human Resources and Compensation Committee (the "HRCC") of the Board, which provides that it is the HRCC's responsibility to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Corporation and its subsidiaries, as applicable. Without limiting the generality of the foregoing, the HRCC has the following duties:

1.

to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate employees;

2.	to consider the implications and the risks associated with the Corporation's compensation policies and practices;

3.	to review and recommend to the Board the retainer and fees to be paid to members of the Board, members of committees of the Board, and chairs of the various committees of the Board;

4.

to review and approve corporate goals and objectives relevant to the compensation of the CEO of the Corporation, evaluate the CEO's performance in light of those corporate goals and objectives, and determine the CEO's compensation level based on such evaluation (the CEO shall not be present during any voting or deliberations by the HRCC with respect to the compensation of the CEO);

5.

to make recommendations to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option or other incentive compensation plans and equity based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

6.

to administer the Omnibus Long-term Incentive Plan and other incentive plans approved by the Board in accordance with the terms of such plans including recommending to the Board (and if delegated authority thereunder, approve) the grant of stock options or other incentives under such plans in accordance with the terms thereof;

7.

to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

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8.

to review the disclosure as to compensation matters included in the information circular and proxy statement of the Corporation as mandated by applicable securities laws including, without limitation, the Compensation Discussion and Analysis set out below, prior to the Corporation publicly disclosing the same; and

9.

to review periodically, as determined necessary, but at least annually, the HRCC's Mandate and Terms of Reference and recommend to the Board and the Corporate Governance & Nominating Committee of the Board amendments as the HRCC believes are necessary or desirable.

Composition of the HRCC

The HRCC includes Mr. Peter Barnes, Chair of the Committee, Mr. Michael Pesner and Mr. René Marion, all of whom are independent directors. As described under "Election of Directors", each of Messrs. Barnes, Pesner and Marion have held senior executive management positions in various entities and in such roles have been involved in human resources and compensation issues. Messrs. Barnes, Pesner and Marion have gained substantial experience and a thorough understanding of compensation, benefit and pension programs and related issues as a result of their senior executive management experience. This includes a specific understanding of executive compensation programs including base pay, equity and other incentives programs. In addition, each of Messrs. Barnes, Pesner and Marion have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the HRCC acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation's compensation policies and practice.

Compensation Consultant or Advisor

During the fiscal year ended December 31, 2016, the Corporation retained Lane Caputo Compensation Inc. ("Lane Caputo"), an independent executive compensation consulting firm, to assist the HRCC in reviewing executive officer and director compensation of the Corporation and to make recommendations surrounding changes to the Corporation’s equity incentive plans. Also during the fiscal year ended December 31, 2016, the Corporation retained an independent consulting firm, Bedford, to recruit a Chief Financial Officer.

During the fiscal year ended December 31, 2015, the Corporation retained an independent consulting firm, Korn Ferry, to recruit a new Board Director and also retained an independent consulting firm, PCI Perreault Consulting to assist in the determination of Board and Executive compensation including long term incentives.

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The HRCC pre-approved all of the consultant mandates mentioned above, as well as the associated fees for such mandates. The Board of Directors also approved those fees. The following table sets forth the fees paid to all external consultants in each of the last two completed financial years:

	2016	2015
Lane Caputo
Executive compensation-related fees[1]	$36,000	n/a
All other fees[2]	n/a	n/a
Bedford
Executive compensation-related fees[1]	nil	n/a
All other fees[2]	$50,000	n/a
Korn Ferry
Executive compensation-related fees[1]	n/a	n/a
All other fees[2]	n/a	$88,000
PCI Perreault
Executive compensation-related fees[1]	n/a	$33,225
All other fees[2]	n/a	n/a

Notes:

[1]	Executive compensation-related fees are fees for services related to the determination of compensation for any of the Corporation's directors and executive officers.
[2]	Fees billed for all services other than executive compensation-related fees.

Risk and Executive Compensation

The Corporation has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Corporation is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Corporation’s risk mitigation practices include annual incentive payouts that are capped to avoid excessive or extreme compensation awards; annual incentive metrics that are balanced and include key performance indicators that are not focused on a single financial measure, an Incentive Recoupment (‘Clawback’) Policy for both short-term and long-term variable compensation, share ownership requirements for the executive officers and an Anti-Hedging Policy.

Incentive Recoupment (Clawback) Policy

The Board of Directors has adopted a policy providing for the full or partial forfeiture and recoupment of Incentive Compensation awarded and outstanding or paid to plan Participants. This Policy will be applied at the discretion of the Board in circumstances that may include:

(i)

A material financial restatement, other than a restatement caused by a change in applicable accounting rules or interpretations, the result of which is that any Incentive Compensation provided to Senior Executives/Officers would have been a lower amount had it been calculated based on such re-stated results; or

(ii)	Where a Participant has been determined by the Board to have engaged in Misconduct, regardless of the need for a financial restatement.

Determinations of Misconduct for purposes of this Policy shall be made by the Board in its sole and absolute discretion (or, if the Board has delegated such authority, by the HRCC in its sole and absolute discretion).

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Share Ownership Requirements

In February 2017, the Corporation amended the Mandatory Equity Ownership Policy pursuant to which directors and certain senior officers of Corporation are required to own a significant number of Common Shares in order to further align their interests with those of the Corporation’s shareholders. See “Executive Officer Share Ownership Guidelines” below.

Anti-Hedging Policy

In February 2017, the Corporation introduced an Anti-Hedging Policy. Directors, officers and employees of the Corporation or any of its subsidiaries or affiliates are prohibited from, directly or indirectly, engaging in hedging transactions against future declines in the market value of any securities of Richmont or monetizing transactions to lock in the value of holdings in the securities of Richmont. This includes a prohibition against the purchase of financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on price fluctuations of Richmont’s securities and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation.

Compensation Discussion and Analysis

The Corporation’s approach to executive compensation follows three key principles: (1) pay for performance; (2) align the interests of management with shareholders over the long-term; and (3) attract and retain key talent the Corporation needs to execute its business strategy. Accordingly, salary is targeted near median levels versus the competitive market, while variable compensation opportunity (short and long-term incentives) is structured to allow executives to receive above-market total compensation for superior operational and financial performance and sustained shareholder value creation.

Compensation Benchmarking

The HRCC, with the assistance of external advisors, benchmarks the compensation levels and practices of companies that are considered reasonably similar to Richmont. In selecting a group of companies and/or sectors to benchmark, the HRCC will consider characteristics and variables such as:

  Canadian-headquartered, publicly-traded gold companies with operating and/or development projects primarily within Canada and the Americas

  Companies of similar size as measured by market capitalization, revenues and production volumes; and

  Companies from which future executives may reasonably be expected to be recruited from or to which the Corporation could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the HRCC, but will be one of a number of factors the HRCC will consider from time to time in its review of executive compensation.

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In order to assist the HRCC with its decisions surrounding executive and director compensation for 2016 and into the 2017 fiscal year, the following list of mining companies was developed with the assistance of Lane Caputo:

Company[1]	Ticker	Exchange	Market Capitalization [2]	Revenue[3,4]	Head Office Location
Alacer Gold Corp.	ASR	TSX / ASX	$654,404,538	$188,115	Englewood, CO
Argonaut Gold Inc.	AR	TSX	$335,955,226	$187,389	Reno, NV
Asanko Gold Inc.	AKG	TSX / AMEX	$831,536,333	$152,171	Vancouver, BC
Endeavour Silver Corp.	EDR / EXK	TSX / NYSE	$596,806,535	$207,686	Vancouver, BC
Guyana Goldfields Inc.	GUY	TSX	$1,046,847,255	$257,215	Toronto, ON
Imperial Metals Corp.	III	TSX	$495,517,280	$419,607	Vancouver, BC
Kirkland Lake Gold Corp.	KL	TSX	$824,861,148	$339,164	Toronto, ON
Klondex Mines Ltd.	KDX / KLDX	TSX / AMEX	$909,443,500	$230,045	Reno, NV
North American Palladium Ltd.	PDL	TSX	$311,558,179	$166,900	Toronto, ON
Premier Gold Mines Ltd.	PG	TSX	$513,040,223	$13,918	Thunder Bay, ON
Primero Mining Corp.	P / PPP	TSX / NYSE	$199,546,766	$315,833	Toronto, ON
Roxgold Inc.	ROG	TSX-V	$447,243,663	N/A	Toronto, ON
SEMAFO Inc.	SMF	TSX	$1,435,792,800	$398,082	Saint-Laurent, QC
Teranga Gold Corp.	TGZ	TSX	$440,105,411	$356,174	Toronto, ON
25th Percentile			$441,889,974	$187,389
50th Percentile			$554,923,379	$230,045
75th Percentile			$829,867,537	$339,164
Richmont Mines inc.	RIC	TSX / AMEX	$549,621,600	$168,700	Rouyn-Noranda, QC
Richmont Mines inc. / Percent Rank			50%	17%
Notes:
[1]	Newmarket Gold Corp. which was in the 2016 Peer Group was acquired by Kirkland Lake Gold on Sept 29, 2016.
[2]	All share price and market capitalization measures are as at December 30, 2016.
[3]	Revenue figures represent most recent four quarter-ends - figures reported in 000's.
[4]	Annualized in Canadian Dollars at the exchange rate for 2016 of C$1.00 = $0.7548.

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Components of Total Compensation

The Corporation offers a total compensation package to our Named Executive Officers that is both aligned with our compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within our peer group, individual experience, individual performance and level of responsibility. Actual salary levels are set in reference to the Corporation’s compensation philosophy and relative to the emphasis on other compensation program elements. The Corporation’s philosophy is to pay salaries near the median levels of the peer group, but will modify salaries commensurate with the relative growth and complexity of the Corporation and the skills and experience of the incumbent in question.

Annual Cash Bonus	Cash	To recognize short-term (typically annual) efforts and milestone achievement that are designed to link the achievement of personal and annual performance objectives to enhanced shareholder value.

Annual bonus opportunity for each NEO is set with reference to competitive peer group bonus opportunities, the seniority of the NEO’s position and his or her industry experience. Actual bonus payments can range from 0% - 150% of the target bonus opportunity, based upon the achievement of individual and corporate performance targets. Each NEO’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives. For additional information, see Cash Bonus below.

Omnibus Long-term Incentive Plan (Omnibus LTIP)	Cash or Shares

Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention. The Omnibus LTIP permits the granting of stock options, restricted share units (RSUs) and share appreciation rights (SARs).

Stock options, SARs and RSU award levels are determined in reference to peer group practise and are granted at such levels that total compensation can achieve above-market levels provided that the Corporation’s share price achieves superior returns relative to the competitive market. The Board of Directors sets the term and vesting of options, SARs and RSUs under the Omnibus LTIP. For options and SARs, the term cannot exceed ten (10) years; however, the Board of Directors generally grants options with a five (5) year term and fixes the vesting terms of options such that 1/3 of options granted will vest on the first, second and third anniversaries of the grant date.

The Board of Directors sets the period during which RSUs may vest, which will not be later than December 31 of the calendar year which is three (3) years after the calendar year in which the RSU is granted. The Board of Directors generally fixes the vesting terms of RSUs such that 1/3 will vest on the first anniversary of the grant date and an additional 1/3 will vest on each of the second and third anniversaries of the grant date. The Board of Directors has not previously set any performance criteria with respect to RSUs; however, moving forward, the Board of Directors intends to develop performance criteria that will apply to the vesting of future RSU grants.

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Executive Target Pay Mix

Each of our NEOs receives a combination of the three main elements of pay. The “at-risk” component of total compensation is 72% for our CEO and 54% on average for our Vice-Presidents. Depending on the position, approximately 30 - 40% of executive compensation is in the form of long-term incentives – RSUs and stock options.

Cash Bonus

Actual bonuses are paid based on a combination of the overall corporate performance and each NEO’s personal performance. The relative weighting between the personal and corporate objectives reflect the NEO’s position and ability to directly impact corporate performance. Corporate objectives are set annually by the President & CEO and the Board of Directors. Individual objectives for the NEOs are set by the Chief Executive Officer in consultation with the HRCC and the NEOs. Annual performance against predetermined objectives is evaluated by the HRCC which retains the ability to apply discretion - both positively or negatively – to the assessment of corporate and individual performance achievement.

Target Bonus Levels

The target bonus levels for 2016, which apply to the respective eligible NEO’s base salary, are set out below:

		Target Level	Corporate	Personal
		(% of Base	Performance	Performance
Name Executive Officer	Position	Salary)	weight	Weight
Renaud Adams	President and CEO	100	100	0
Nicole Veilleux	VP Finance	50	75	25
Christian Bourcier	VP Operations	50	75	25
Steve Burleton	VP Business Development	50	75	25
Anne Day	VP Investor Relations	50	75	25

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Achievement of Corporate Objectives in 2016

The table below provides information regarding the corporate performance measurement categories, metrics, weightings and target performance goals and actual performance outcomes that were reviewed and approved by the HRCC for the year ended December 31, 2016.

A performance achievement factor of 0% to 150% was applied to each performance metric, therefore executives could earn from 0% to 150% of the corporate performance portion of their annual bonus opportunity.

For 2016, the Corporation exceeded target performance in certain areas, including maintaining a minimum liquidity threshold, company-wide safety performance and increased reserves at the Island Gold Mine. However, environmental performance did not meet target due to minor unconformities and a factor of less than 100% was applied. The Corporation achieved all other production, cash cost and resource addition goals at target achievement levels and a rating of 100% was applied to these metrics. Overall corporate performance in relation to pre-established targets resulted in an overall rating of 112.8%.

Performance Metric	Weight	Score	Weighted Metric Score
Performance factor: Health & Safety and Environmental Performance
20% reduction in total accident frequency	12.5%	145%	18%
Environmental incidents – based on environmental activities and level of incidents during the year	7.5%	40%	3%
Performance factor: Operational performance
Achieve targeted production for the year	20%	100%	20%
Achieve targeted cash costs - $/oz sold	20%	100%	20%
Maintain cash balance of $20M (net of financing)	15%	150%	23%
Performance factor: Reserve & Resources at Island Gold Mine
Add 150,000 oz reserves net of depletion	15%	125%	18.8%
Add 200,000 oz total resources net of conversion	10%	104%	10.4%
2016 Corporate Performance Score			112.8%

Individual NEO Achievement Factors

In 2016, the CEO did not have individual objectives and the entire bonus was based on the attainment of the corporate objectives. For all other NEO’s, individual achievement was evaluated and scored by the CEO and approved by the HRCC and Board of Directors. Where personal contributions are significant, or where their achievement was predominantly due to external factors, the CEO and the HRCC have discretion to increase or decrease certain factors, or to award a discretionary amount.

Ms. Nicole Veilleux’s personal objectives included maintenance of cash balance over $20 million (net of financing), maintenance of an internal accounting system to ensure proper presentation of the financial statements of the Corporation, and oversight of cost control initiatives, capital allocation and supply chain strategies. For 2016, Ms. Veilleux’s personal achievement factor was assessed at 90%.

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Mr. Christian Bourcier’s personal objectives included leading the achievement of corporate objectives related to production and costs, without compromising the health and safety performance at operating sites. His objectives also included implementing a capital allocation and cost control strategy with the finance group and improving discussions and agreements with the First Nations. For 2016, Mr. Bourcier’s personal achievement factor was assessed at 90%

Mr. Steve Burleton’s personal objectives included leading strategic financing initiatives during the year, evaluating potential exploration joint ventures for Richmont’s exploration properties and improving the insurance program of the Corporation with possible reduction in the insurance rates. Mr. Burleton’s personal achievement factor was assessed at 100%.

Ms. Anne Day’s personal objectives included improving capital market communications, improving trading liquidity, increasing the coverage of the company and driving strategic discussions with investors and analysts with overall goal to improve the Corporation’s market performance. Ms. Day’s personal achievement factor was assessed at 125%.

Annual Performance Based Cash Incentives Awarded

Annual performance based cash incentives for the fiscal year ended December 31, 2016 were awarded in February 2017 on the basis described above and are included in the table below.

Annual Performance Based

	Cash ($) Incentive Amount
Name Executive Officer	Paid	Actual % of Base Salary	Target % of Base Salary
Renaud Adams	484,933	113%	100%
Nicole Veilleux	120,466	54%	50%
Christian Bourcier	128,498	54%	50%
Steve Burleton	115,060	55%	50%
Anne Day	121,623	58%	50%

Equity-based Awards

The Corporation has granted RSUs to its executives, managers and employees under the Omnibus Long-Term Incentive Plan. For 2016, the HRCC determined that a mix of stock options and RSUs, in equivalent value, be granted to the Corporation’s NEOs to balance the incentive for share price appreciation with sustained shareholder value creation and longer-term key employee retention. The HRCC recognizes the need to align the interests of NEOs and shareholders through share price appreciation, but also recognizes the impact that commodity prices can have on the Corporation and the mining sector in general. The mix of stock options and RSUs is designed to balance the two main priorities of the Omnibus LTIP: (i) to incent NEOs to build sustainable shareholder value; and (ii) to provide some level of retention incentive in the event of future commodity price fluctuation.

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During 2017, the HRCC will be further refining the Corporation’s approach to equity incentives by introducing performance-contingent vesting to all, or a portion, of the RSUs granted to NEOs. Performance metrics currently being investigated by the HRCC include, but are not limited to, Total Shareholder Return relative to peers or a stock exchange index; production targets; and reserves additions.

More information about the Omnibus LTIP can be found under Omnibus Long-term Incentive Plan below.

Other Executive Benefits

In addition to Salary, Cash Bonus, Options and RSUs, the NEOs participate in certain health and wellness benefits that are also available to the other employees of the Corporation. In addition, as part of the Corporation’s employer-sponsored retirement savings plan, which is available to all other employees of the Corporation, the Corporation offers a contribution of 5% of the NEO’s base salary that is deposited directly into the executive’s personal retirement savings plan.

Compensation changes for 2017

For 2017, bonus target for the CEO remains at 100% of base salary, but the weighting of Corporate vs. Individual objectives has been amended to 80/20. The Corporation’s newly-hired CFO will have a bonus target of 60% of base salary, also with an 80/20 weighting for Corporate vs. Individual objectives. For all other NEOs, the target bonus opportunity remains at 50% of base salary, with Corporate/Individual objectives now weighted 70/30. As discussed above, the HRCC anticipates introducing performance-contingent vesting to all, or a portion of the RSUs granted to NEOs in 2017.

Executive Officer Share Ownership Guidelines

In February 2017, the Corporation amended the Mandatory Equity Ownership Policy pursuant to which directors and certain senior officers of the Corporation are required to own a significant number of Common Shares in order to further align their interests with those of the Corporation’s shareholders.

The Board believes that the CEO, CFO, COO and the VPs should build equity in the Corporation in order to align their interests with shareholders. Such executive officers are, during their tenure required to own Common Shares, DSUs or RSUs of the Corporation having a value of at least: (a) in the case of the CEO, three (3) times his annual base salary; (b) in the case of the CFO or the COO, two (2) times his annual base salary; and (c) in the case of the VPs, one (1) time their annual base salary. The value held shall be determined as at March 1 of each year, based on the greater of the initial acquisition value of the Common Shares, DSUs or RSUs or current market value.

The target level of equity holdings must be attained within three years from the date the individual assumed such office with the Corporation and in the case of increases to ownership requirements, two-years from the date of the increased requirement (by March 1, 2019 for the CEO and by March 1, 2020 for all other NEOs). Stock options do not count toward the Equity Ownership Requirement. If the officer’s base salary is increased, he or she shall be required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in base salary. Common Shares or share equivalents held to comply with the Equity Ownership requirement cannot be hedged to reduce or offset a decrease in the market value of his or her holdings.

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As of March 22, 2017, the Equity Ownership of each NEO was as follows:

			Current Shareholdings
		Multiple of Base Salary Required	# of Shares	# of RSUs	Meets Ownership Requirement?
CEO[1]	Renaud Adams	3X	113,259	95,903	Yes
Vice-President, Finance[3]	Nicole Veilleux	1X	33,833	21,561	Yes
Vice-President, Operations[2,3]	Christian Bourcier	1X	-	9,687	No
Vice-President, Business Development[3]	Steve Burleton	1X	12,971	22,952	Yes
Vice-President, Investor Relations[3]	Anne Day	1X	16,538	17,341	Yes
Notes:
[1]	Mr. Adams requirement increased from 2X to 3X on February 2017.
[2]	Mr. Bourcier was appointed Vice-President, Operations on January 11, 2016.
[3]	In February 2017, the mandatory equity ownership policy was amended to include all Vice-Presidents.

12.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Corporation’s common shares on December 31, 2011 with the cumulative total return for each of the S&P/TSX Composite Index of the TSX and the S&P/TSX Global Gold Index over the five-year period ended December 31, 2016 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Corporation, made on December 31, 2011, would be worth in each of the five years following the initial investment.

Total Shareholder Return vs. CEO Total Compensation

	2011	2012	2013	2014	2015	2016
S&P/TSX Composite Index	$100	$104	$114	$122	$109	$128
S&P/TSX Global Gold Index	$100	$85	$45	$42	$38	$57
Richmont Mines Inc.	$100	$27	$10	$34	$41	$80

Total Reported Compensation		$1,384,250	$621,200	$1,358,225	$1,496,127	$1,589,464
Total Realizable Compensation		$366,000	$495,000	$1,406,825	$1,453,288	$1,360,752

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Also superimposed on the performance chart above is our CEO’s compensation over the same five-year period (Paul Carmel from 2012 to July 2, 2014 and Renaud Adams from November 17, 2014 to 2016), for the purposes of comparing compensation to performance. Note when viewing the chart above that:

  Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock options and RSUs.

  By comparison, the Total Realizable Compensation (the sum total of salary, short-term incentive paid and the realizable value of stock options represents the compensation actually paid or payable to the CEO as of December 31 for each year.

  Both Total Reported Compensation and Total Realizable Compensation decrease with the decline in shareholder value in 2012 and 2013 while both Reported and Realizable compensation increase with increasing shareholder returns from 2014-2016.

The high percentage of at-risk compensation for our NEOs, of which stock options and RSUs are a major component, allow the Corporation to compensate its executives in alignment with shareholder fortunes.

Summary Compensation Table

The following table sets forth the remuneration paid to the Corporation’s NEOs for the years ended December 31, 2016, 2015 and 2014.

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Summary Compensation Table of the Named Executive Officers
2016

Name and principal position	Fiscal year	Salary	Share- based awards (RSU & DSU)	Option-based awards	Non-equity incentive plan compensation		Pension Value	All other compensation	Total compensation
		($)	($)[1]	($)[2]	($)		($)	($)[3]	($)
					Annual	Long term
					incentive	incentive plans
					plans (Bonus)

Renaud Adams	2016	430,000	419,245	225,750	484,933	n/a	21,500	8,037	1,589,465
President and Chief	2015[6]	430,000	543,520	-	492,264		21,500	8,843	1,496,127
Executive Officer	2014	33,080	-	990,560	-		1,655	380	1,025,675

Nicole Veilleux	2016	225,880	73,125	39,375	120,466	n/a	11,294	8,576	478,716
Vice-President, Finance	2015[6]	222,764	113,760	-	92,997		11,138	9,486	450,145
	2014	180,230	31,705	156,280	55,000		8,942	9,038	441,195

Christian Bourcier[4]	2016	217,856	105,300	371,329	128,498	n/a	6,508	5,630	835,121
Vice-President,	2015	-	-	-	-		-	-	-
Operations	2014	-	-	-	-		-	-	-

Steve Burleton[4]	2016	226,173	102,375	55,125	115,060	n/a	11,309	7,830	517,872
Vice-President, Business	2015[6]	172,861	135,576	202,710	76,146		4,847	5,441	597,581
Development	2014	-	-	-	-		-	-	-

Anne Day[5]	2016	210,036	116,025	62,475	121,623	n/a	9,406	8,011	527,576
Senior Vice-President,	2015[6]	47,502	63,200	147,040	31,667		n/a	1,793	291,202
Investors Relations	2014	-	-	-	-		-	-	-
Notes:
[1]

On March 2, 2017, the Corporation granted a total of 75,075 RSUs to the Named Executive Officers. The valuation of the awards of RSUs is calculated based on the volume weighted average price for five days prior to the grant date.

[2]

On March 2, 2017, the Corporation granted to the Named Executive Officers a total of 90,231 options. The exercise price of the options was calculated based on the volume weighted average price for five days prior to the grant date.
The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black Scholes corresponds to the fair accounting value established according to the following assumptions:

	2016	2015	2014

Risk-free rate:	0.6%	0.7%	1.4%
Expected option life:	3.6 years	3.7 years	3.9 years
Volatility:	59%	61%	63%
Expected dividends yield:	0%	0%	0%
[3]	The heading “All Other Compensation” includes the amount that was paid to each of the senior management for health and life insurance fees, parking allowance, professional fees and other fees.
[4]

On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development and received an inducement grant of 100,000 options and 7,000 RSUs on February 19, 2015. On January 11, 2016, Mr. Christian Bourcier was appointed Vice-President, Operations and received an inducement grant of 120,000 options on March 2, 2016.

[5]

On September 11, 2015, Mrs. Anne Day was appointed Vice-President, Investor Relations and received an inducement grant of 100,000 options. On February 26, 2017, Mrs. Day was promoted to the position of Senior Vice-President, Investor Relations.

[6]

The Corporation had a past compensation practice of granting NEOs equity-based awards at the end of the fiscal year for the corporate and individual performances achieved during the year. Following a decision of the Board of Directors in November 2015, equity-based awards are now granted to NEOs in the following fiscal year to consider individual performances achieved during the prior year. As a result, no options and/or share-based awards granted to NEOs for fiscal year ended December 31, 2015 were included in the 2016 Management Information Circular. In February 2016, the Board of Directors granted RSUs to NEOs. The updated amounts for 2015 include the February 2016 RSU grant as part of the 2015 NEO’s compensation. In February 2017, the Board of Directors granted options and RSUs to NEOs, which have been included in the 2016 NEO’s compensation amounts indicated in the table above.

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Incentive Plan Awards

Omnibus Long-Term Incentive Plan

The Corporation has in place an Omnibus LTIP. The Omnibus LTIP is intended to provide a long-term incentive to directors, officers, senior executives and other employees of the Corporation and its subsidiaries as well as consultants and service providers providing ongoing services to the Corporation and its subsidiaries (collectively, “participants”) to continue to provide services to the Corporation and to encourage the retention of such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

The Omnibus LTIP permits the granting of options, restricted share units (RSUs) and share appreciation rights (SARs), collectively referred to as “Awards” to eligible participants of the Corporation. The Omnibus LTIP is administered by the Board of Directors.

Pursuant to the Omnibus LTIP, the total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the Share Option Plan) cannot exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation from time to time. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued pursuant to Awards under the Omnibus LTIP.

The Omnibus LTIP provides that the aggregate number of common shares of the Corporation: (a) issued to insiders under the Omnibus LTIP or any other proposed or established share compensation arrangement (including the DSU Plan (as defined below)) within any one-year period; and (b) issuable to insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement (including the DSU Plan), cannot exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus LTIP may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant. The Board of Directors may, in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus LTIP.

Specific Terms Related to the Options

The Board of Directors will: (i) set the term of the options granted under the Omnibus LTIP which term cannot exceed ten (10) years; and (ii) fix the vesting terms of options as it deems appropriate at the time of the grant of such options. Should the expiration date for an option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation’s policy respecting restrictions on insider trading which is in effect at that time (a “Black-Out Period”) or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the option will be extended until that date which is the tenth business day following the end of the Black-Out Period. The Board of Directors generally grants options with a five (5) year term and fixes the vesting terms of options such that 1/3 of options granted will vest on the first anniversary of the grant date and an additional 1/3 will vest on each of the second and third anniversaries of the grant date.

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The exercise price of any options granted pursuant to the Omnibus LTIP will be determined by the Board of Directors at the time of the grant, provided that the exercise price cannot be less than the Market Value (as defined below) of the common shares at the time of the grant. The “Market Value” means either (A) the closing price of the Shares on the TSX on the trading day immediately prior to the date the Award is granted or (B) such other price as is permitted under the rules of the TSX.

With the consent of the Board, a participant may, rather than exercise the option which the participant is entitled to exercise under the Omnibus LTIP, elect to exercise such option, in whole or in part and, in lieu of receiving the common shares to which the exercised option relates, receive the number of common shares, disregarding fractions, which, when multiplied by the Market Value of the common shares to which the exercised option relates, have a value equal to the product of the number of common shares to which the exercised option relates multiplied by the difference between the Market Value of such common shares and the price of such option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Specific Terms Related to the RSUs

The Board of Directors will fix the period during which RSUs may vest, which period will end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the RSU is granted (the “Restriction Period”). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any), and such conditions to be determined by the Board of Directors and to be provided to the participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which cannot end after the Restriction Period (the “Performance Period”). The Board of Directors generally fixes the vesting terms of RSUs such that 1/3 will vest on the first anniversary of the grant date and an additional 1/3 will vest on each of the second and third anniversaries of the grant date. The Board of Directors has not previously set any performance criteria with respect to RSUs; however, moving forward, the Board of Directors intends on developing performance criteria that will apply to future RSU grants.

The participant will be entitled to receive, after the vesting determination date, payment for each awarded RSU in the form of common shares of the Corporation, cash in an amount equal to the Market Value of a common share of the Corporation on the day on which the payment is made, or a combination of common shares and cash, at the discretion of the Board of Directors.

Specific Terms Related to the SARs

The Board of Directors will: (i) set the term of the SARs granted under the Omnibus LTIP which term cannot exceed ten (10) years; and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR will be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any SAR granted pursuant to the Omnibus LTIP will be determined by the Board of Directors at the time of the grant, provided that the exercise price cannot be less than the Market Value of the common shares at the time of the grant.

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The exercise of a SAR with respect to any number of common shares of the Corporation will entitle the participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the Market Value of the common shares on the effective date of such exercise over the exercise price per SAR.

Cessation in Case of Grant of Options and SARs

Unless the Board of Directors decides otherwise, options and SARs granted under the Omnibus LTIP will expire at the earlier of the expiration of the original term of the options or SARs and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the participant that its employment or other contractual relationship with the Corporation has been terminated for cause; (ii) one (1) year after the participant’s death; (iii) one (1) year after the participant’s employment has been terminated by reason of injury or disability or a participant becomes eligible to receive long-term disability benefits; or (iv) sixty (60) days following a participant ceasing to be an eligible participant for any other reason (including, but not limited to, termination without cause, resignation or retirement).

Cessation in Case of RSUs Grant

Unless the Board of Directors decides otherwise, upon (i) the termination of a participant’s employment or other contractual relationship with the Corporation for “cause” or (ii) the resignation of a participant, the participant’s participation in the Omnibus LTIP will be immediately terminated and all RSUs credited to such participant’s account that have not vested will be forfeited and cancelled.

Unless the Board of Directors decides otherwise, upon a participant’s (i) death; (ii) termination of employment for reason of injury or disability; (iii) voluntary leave of absence; (iv) eligibility to receive long-term disability benefits; (v) termination of employment for reasons other than for “cause”; or (iv) ceasing to be an eligible participant for any other reason not described above, the participant’s participation in the Omnibus LTIP in respect of RSUs will be immediately terminated; however, all unvested RSUs will remain in effect until the applicable RSU Vesting Determination Date. On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors, the Board of Directors will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the participant is entitled, if any, in accordance with the following formula:

D multiplied by E/F

where:

(i)	D is equal to the number of RSUs outstanding in the participant’s account;

(ii)	E is equal to the number of completed months during the applicable Performance Period; and

(iii)	F is equal to the total number of months included in the applicable Performance Period.

Amendments

The Board of Directors has the discretion to make amendments to the Omnibus LTIP which it may deem necessary, without the consent of the participants, provided that such amendment will:

a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus LTIP;

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b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

c)

be subject to the shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval will not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of any Award;

(iii)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus LTIP reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

(v)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

The Board of Directors will be required to obtain shareholder approval to make the following amendments:

a)

any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus LTIP, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus LTIP;

b)

any amendment which reduces the exercise price of any Award after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to the Omnibus LTIP;

c)	any amendment which extends the expiry date of any Award or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

d)	any amendment which would permit a change to the eligible participants, including a change which would have the potential of broadening or increasing participation by insiders;

e)

any amendment which would permit any Award granted under the Omnibus LTIP to be transferable or assignable by any participant other than by will or by the laws of succession of the domicile of a deceased participant;

f)

any amendment which increases the maximum number of common shares of the Corporation (i) issued to insiders and associates of such insiders under the Omnibus LTIP or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to insiders and associates of such insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement; and

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g)

any amendment to the amendment provisions of the Omnibus LTIP provided that common share of the Corporation held directly or indirectly by insiders benefiting from such amendments will be excluded when obtaining such shareholder approval.

Impact of a Change of Control

Subject to the provisions contained in any employment agreement between a holder of Awards and the Corporation, if: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares of the Corporation or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Corporation is involved in, or becomes subject to, a reorganization, an amalgamation, an arrangement, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the common shares of the Corporation or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the participants as the Board of Directors, in its discretion, considers appropriate in the circumstances, including, without limitation, changing the performance criteria and/or the vesting conditions for the Awards and/or the date on which any Award expires or the Restricted Period or the Performance Period for the Awards.

Outstanding Option-Based Awards and Share-based Awards of Named Executive Officers as at December 31, 2016

	Option-based Awards				Share-based Awards
							Market or
						Market Value	payout value
	Number of				Number of	of Share-	of vested
	Securities			Value of	Share-Based	Based	share-based
	Underlying	Option	Option	Unexercised in-	Awards	Awards	awards not
Name and Principal	Unexercised	Exercise	Expiration	the-Money	Unvested	Unvested	paid out or
Position	Options	Price[1]	Date	Options[2]	(RSU)	(RSU)[2]	distributed
	(#)	($)		($)	(#)	($)	(DSU) ($)

Renaud Adams	775,000	2.46[3]	Oct. 15, 2019	4,851,500	86,000	749,920	n/a
President and Chief
Executive Officer

Nicole Veilleux	15,800	3.05	Dec. 11, 2017	89,586	20,834	181,672	n/a
Vice-President,	54,300	1.08	Dec. 11, 2018	414,852
Finance	66,000	3.73	Dec. 9, 2019	329,340

Christian Bourcier	120,000	6.09	Mar. 1, 2021	315,600	-	-	n/a
Vice-President,
Operations

Steve Burleton	85,000	4.20	Feb.18, 2020	384,200	21,467	187,192	n/a
Vice-President,
Business Development

Anne Day	100,000	3.31	Sep. 10, 2020	541,000	10,000	87,200	n/a
Vice-President,
Investor Relations
Notes:
[1]	The exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
[2]	The value is based on the December 30, 2016 closing price of the Corporation’s shares on the TSX, which was $8.72.
[3]	The exercise price of the options is based on the volume weighted average price for five days prior to the grant date.

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Incentive Plan Awards to Named Executive Officers – Value Earned During the Financial Year Ended on
December 31, 2016

			Non-equity Incentive Plan
	Option-based Awards – Value	Share-based Awards – Value	Compensation –Value Earned
Name and principal position	on Vesting During the Year[1]	on Vesting During the Year[2]	During the Year
	($)	($)	($)

Renaud Adams	2,400,000	n/a	484,933
President and CEO

Nicole Veilleux	366,873	14,108	120,466
Vice-President, Finance

Christian Bourcier
Vice-President,	n/a	n/a	128,498
Operations

Steve Burleton
Vice-President, Business	80,333	5,623	115,060
Development

Anne Day
Vice-President,	331,330	n/a	121,623
Investor Relations
Notes:
[1]

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the options became exercisable, minus the amount to be paid by the NEO for exercising his or her options.

[2]

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the RSUs became vested, minus the price of the common shares of the Corporation at the date of the grant.

Other

Insurance

The Corporation carries directors’ and officers’ liability insurance for an aggregate amount of $30,000,000 in respect of the directors and officers and $25,000,000 in respect of the Corporation for which the Corporation pays an annual premium of $161,865.

Indebtedness

No director or nominee to the Board of Directors or executive officer or employee of the Corporation is currently indebted to the Corporation or was indebted to the Corporation or one of its subsidiaries during the year ended December 31, 2016.

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Termination and Change of Control Benefits

The Corporation has entered into employment contracts that stipulate termination and Change of Control (as defined below) benefits with the Corporation’s NEOs. The table below outlines the amounts payable had the following triggering events for termination occurred on December 31, 2016:

	Renaud Adams	Nicole Veilleux	Christian Bourcier	Steve Burleton[1]	Anne Day
Termination Without Cause or resignation for good reason
Severance Payment	860,000	337,500	120,000		116,667
Severance Bonus Payment	1,360,311	266,829	60,000		58,333
RSUs
Stock Options[2]	1,669,333
Benefits	14,965
TOTALS	3,904,609	604,329	180,000		175,000
Change of Control
Severance Payment	860,000	337,500	240,000	315,000	216,667
Severance Bonus Payment	1,360,311	266,829	120,000	141,750	108,333
RSUs[3]		188,012
Stock Options[2]	1,669,333	100,469
Benefits	14,965
TOTALS	3,904,609	892,810	360,000	456,750	325,000
Notes:
[1]	Contract in place at December 31, 2016 did not provide for termination payments. As noted below, all contracts for NEOs have been amended to include termination and change of control terms.
[2]	Calculated using the closing market price of the common shares on the TSX on December 30, 2016 of $8.72 and subtracting the exercise price of the unvested in-the-money stock options.
[3]	The value of the RSUs are based on the December 30, 2016 closing price of the Corporation’s shares on the TSX, which was $8.72.

Contract with Renaud Adams as CEO

The contract of Renaud Adams provides that in the event that, if the employment of the Executive is terminated by the Corporation without Cause or the Executive resigns for Good Reason, whether or not the termination of the Executive's employment occurs following a Change in Control, the Corporation shall pay the following amounts to the Executive:

(i)	any accrued and unpaid base salary, unpaid business expenses and vacation pay owing in respect of any accrued but unused vacation time;

(ii)

an amount representing two (2) times the executive's annual base salary plus two (2) times the average of the annual bonuses awarded to the executive in the two (2) full years preceding the date of termination; and

(iii)

the average of the annual bonuses awarded to the executive in the two (2) full years preceding the date of termination, prorated for the period worked during the year that the date of termination occurs. If the executive has not been employed by the Corporation for two (2) full bonus years, then the executive shall be deemed to have received his annual bonus at target in the two (2) years preceding the date of termination.

The payment provided shall be payable, at the Corporation's discretion, by way of salary continuance until the full amount of said payment is remitted or by lump sum. In addition, the Corporation shall continue to provide the executive with group insurance benefits for such period as is required pursuant to the Ontario Employment Standards Act (2000) and all unvested options held by the executive on the date of termination shall automatically vest and shall remain available for exercise until the expiry of the term.

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On February 26, 2017, Renaud Adams and the Corporation entered into a new agreement, under which the above conditions were modified to include the immediate vesting of all RSUs in the event that the employment of the Executive is terminated by the Corporation without Cause or the Executive resigns for Good Reason, in both cases whether or not the termination of the Executive's employment occurs following a Change in Control.

Contract with Nicole Veilleux as Vice-President, Finance

The contract of Nicole Veilleux provides that, in the event her employment is terminated by the Corporation without cause or if she resigns with good reason, whether or not a change of control of Richmont (a “Change of Control”) has occurred, she will be entitled to, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken:

(i)	one and one half (1.5) times her annual base salary,

(ii)	one and one half (1.5) times the average of the annual bonuses awarded to her in the two (2) full fiscal years preceding the date of termination or resignation, and

(iii)

the average of the annual bonuses awarded to her in the two (2) full fiscal years preceding the date of termination or resignation, prorated for the period worked during the year that the termination or resignation occurs.

In addition, any unvested Awards held by Nicole Veilleux will vest in accordance with the terms of the Omnibus LTIP.

In the event of a Change of Control where the executive is terminated without cause or the executive resigns for good reason, both within 180 days after the Change of Control, all unvested Awards held by the executive on the date of termination shall automatically vest and shall remain available for exercise for 90 days, except for options granted before December 11, 2014. All options granted to the Executive before or on December 10, 2014 will be exercisable until the earlier of the expiry date of the grant or one (1) year from the date of termination.

Contract with Christian Bourcier as Vice-President, Operations

The contract of Christian Bourcier provides that, if he is terminated by the Corporation on a without-cause basis or he resigns for a good Reason, he will be entitled to a payment equal to:

(i)	six (6) months of annual base salary plus one (1) month for every completed year of service, up to a maximum of twelve (12) months in total; and

(ii)

half (0.5) of the average of the annual bonuses awarded under the short-term incentive plan increased by increments of one month for every completed year of service, up to a maximum of one (1) time of the average of the annual bonuses awarded in the two (2) full years preceding such notice of termination / resignation.

In the event that, within sixty (60) days immediately following a Change of Control, the employment of the executive is terminated by the Corporation without cause or the executive resigns for good reason, in both cases the Corporation shall pay the following amounts to the executive:

(i)	any accrued and unpaid base salary, unpaid business expenses and vacation pay owing in respect of any accrued but unused vacation time;

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(ii)	an amount representing twelve (12) months of the executive's annual base salary plus one (1) month for every completed year of service, up to a maximum of eighteen (18) months in total; and

(iii)

an amount equal to the annual bonuses awarded under the short-term incentive plan increased by increments of one month for every completed year of service, up to a maximum of one and a half (1.5) times of the average of the annual bonuses awarded in the two (2) full years preceding such notice of termination / resignation.

The payment provided shall be payable by way of a lump sum.

Contract with Steve Burleton as Vice-President, Business Development

The contract of Steve Burleton provides that in the event that, within sixty (60) days immediately following a Change of Control, the employment of the executive is terminated by the Corporation without cause or the executive resigns for good reason, in both cases the Corporation shall pay the following amounts to the executive:

(i)	any accrued and unpaid base salary, unpaid business expenses and vacation pay owing in respect of any accrued but unused vacation time; and

(ii)	an amount representing eighteen (18) months of the executive's annual base salary plus one and a half (1.5) times the annual bonuses awarded to the executive in the last two complete years.

The payment provided shall be payable by way of a lump sum.

Contract with Anne Day as Vice-President, Investor Relations

The contract of Anne Day provides that, if she is terminated by the Corporation on a without-cause basis or she resigns for a good reason she will be entitled to a payment equal to:

(i)	six (6) months of annual base salary plus one (1) month for every completed year of service, up to a maximum of twelve (12) months in total; and

(ii)

half (0.5) of the average of the annual bonuses awarded under the short-term incentive plan increased by increments of one month for every completed year of service, up to a maximum of one (1) time of the average of the annual bonuses awarded in the two (2) full years preceding such notice of termination / resignation.

In the event that, within sixty (60) days immediately following a Change of Control, the employment of the executive is terminated by the Corporation without cause or the executive resigns for good reason, in both cases the Corporation shall pay the following amounts to the executive:

(i)	any accrued and unpaid base salary, unpaid business expenses and vacation pay owing in respect of any accrued but unused vacation time;

(ii)	an amount representing twelve (12) months of the executive's annual base salary plus one (1) month for every completed year of service, up to a maximum of eighteen (18) months in total; and

(iii)

an amount equal to the annual bonuses awarded under the short-term incentive plan increased by increments of one month for every completed year of service, up to a maximum of one and a half (1.5) times of the average of the annual bonuses awarded in the two (2) full years preceding such notice of termination / resignation.

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The payment provided shall be payable by way of a lump sum.

As of February 26, 2017, Mr. Bourcier, Mr. Burleton and Ms. Day entered into new Executive Agreements with the above mentioned conditions modified as follows:

In the event that the employment of the executive is terminated by the Corporation without cause or the executive resigns for good reason, in both cases whether or not the termination of the Executive’s employment occurs following a Change in Control, the Corporation shall pay the following amounts to the Executive:

(i)	any accrued and unpaid base salary, unpaid business expenses and vacation pay owing in respect of any accrued but unused vacation time;

(ii)	an amount equal to one and one-half (1.5) times the executive’s annual base salary;

(iii)	an amount equal to one and one-half (1.5) times the average of the annual bonuses awarded to the executive in the two (2) full years preceding the Date of Termination; and

(iv)

an amount equal to the average of the annual bonuses awarded to the Executive in the two (2) full years preceding the Date of Termination, prorated for the period worked during the year that the date of termination occurs.

In addition to the amounts payable above, the Corporation shall continue to provide the Executive with group benefits for such period as is required pursuant to the Ontario Employment Standards Act (2000) as amended from time to time.

In addition to the amounts payable above, the following provisions apply:

a)

In the event of a Change of Control where the executive is terminated without cause or the executive resigns for good reason, both within 180 days after the Change of Control, all unvested Awards held by the executive on the date of termination shall automatically vest and shall remain exercisable for 90 days.

b)

In the event that the executive is terminated without cause in the absence of a Change of Control or resigns for good reason at any other time any unvested Awards shall vest pursuant to the terms of the Omnibus LTIP.

For all the agreements, a change of control occurs when:

a)

any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares in the share capital of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally;

b)	any person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or

c)	the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

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Director Compensation (other than the CEO) for the financial year ended on December 31, 2016

During a meeting held in November 2015, the members of the Board of Directors determined the annual compensation granted to the Chairman and members of the Board for the fiscal year ended December 31, 2016.

During this meeting, it was decided that the Chairman of the Board would be paid a sum of $115,000 in annual compensation for 2016, while other members of the Board (with the exception of the CEO) would be paid a sum of $45,000. An additional sum of $15,000 per year would be paid to the Chair of the Audit Committee and to the Chair of the Technical and Corporate Responsibility Committee, while an additional sum of $12,000 per year would be paid to the Chair of the HRCC and to the Chair of the Corporate Governance and Nominating Committee. Members of Audit Committee and Technical and Corporate Responsibility Committee would be paid $6,000 per year per committee. Members of the HRCC Committee and Corporate Governance and Nominating Committee would be paid $5,000 per year per committee. The Chairman of the Board does not receive any fees as Chair or a member of a committee on which he serves.

The level of the annual compensation of the members of the Board of Directors (with the exception of the CEO) is based on the HRCC’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont. The HRCC retained a consultant to provide relevant data on comparable companies to assist in their analysis.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $1,230,113 during the 2016 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the CEO, who is also a director of the Board. For more details about the CEO’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2016”.

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Director Compensation Table for the financial year ended on December 31, 2016

					Non-Equity
			Share-		Incentive Plan
	Fiscal	Fees	based	Option-based	Compensation	Pension	All other
Name	Year	Earned	Awards[1]	Awards[2]	(bonus)	Value	Compensation	Total
		($)	($)	($)	($)		($)	($)

René Marion	2016	115,000	175,496	-			18,000[6]	308,496
Director	2015	71,000	164,430	-	n/a	n/a	-	235,430
	2014	43,250	41,030	121,750			28,750[3]	234,780

Elaine Ellingham	2016	74,250	117,005	-			18,000[6]	209,255
Director	2015	62,750	109,620	130,093	n/a	n/a	-	302,463
	2014	48,000	41,030	245,000			192,000[3]	526,030

Peter Barnes	2016	61,962	180,205[5]	262,190	n/a	n/a	3,000[6]	507,357
Director	2015	-	-	-				-
	2014	-	-	-				-

Michael Pesner	2016	70,000	117,005	-			18,000[6]	205,005
Director	2015	58,750	109,620	115,145	n/a	n/a	-	283,515
	2014	59,000	41,030	121,750			15,000[3]	236,780
Notes:
[1]

The valuation of the March 2, 2016 grants of DSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $6.09 on March 1, 2016 and the March 2, 2017 grants of DSUs is calculated on the VWAP 5 days from February 23 to March 1, 2017 at $10.87.

[2]

On March 1, 2016, the Corporation granted as inducement a total of 100,000 options to Peter Barnes.
The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2016	2015	2014
Risk-free rate:	0.6%	0.7%	1.4%
Expected option life:	3.6 years	3.7 years	3.9 years
Volatility:	59%	61%	63%
Expected dividends yield:	0%	0%	0%
[3]

In 2014, additional fees of $15,000 were paid to each director during the interim mandate of Elaine Ellingham as President and CEO. In the case of Michael Pesner, these fees were paid to Hermitage Canada Finance Inc., a company wholly owned by Michael Pesner. An amount of $192,000 was paid to Ellingham Consulting Ltd., a company wholly-owned by Elaine Ellingham for services as interim President and CEO of the Corporation.

[4]

The Corporation had a past compensation practice of granting Directors discretionary equity-based awards at the end of the fiscal year. Following a decision of the Board of Directors in November 2015, equity-based awards are now granted to Directors at the same time as the NEOs. As a result, no options and/or share-based awards granted to Directors for the fiscal year ended December 31, 2015 were included in the 2016 Management Information Circular. In February 2016, the Board of Directors granted Deferred Share Units (DSUs) to Directors. The updated amounts for 2015 include the February 2016 DSUs grant as part of the 2015 Director’s compensation. In February 2017, the Board of Directors granted DSUs to Directors, which have been included in the 2016 Director’s compensation amounts indicated in the table above.

[5]	The value of equity based-awards for Mr. Barnes includes the March 1, 2016 inducement grant of 10,000 RSUs at $6.09 and his 2017 discretionary DSU grant.
[6]

In 2016, Mr. Marion, Ms. Ellingham and Mr. Pesner received a cash award of $15,000 each for the additional special committee duties provided to the Corporation. In addition, each independent director received a cash award of $3,000 related to two site visits.

Deferred Share Unit Plan

The purpose of the Corporation’s Deferred Share Unit Plan (the “DSU Plan”) is to promote a greater alignment of interests between directors and senior officers (collectively, “DSU Participants”) and shareholders of the Corporation. The DSU Plan was adopted by the Board effective May 7, 2015. DSUs are units that are credited to an eligible DSU Participant’s account, the value of which, on a particular date, is equal to the Market Value of a common share for such date. Under no circumstances will DSUs be considered common shares nor will they entitle any DSU Participant to exercise voting rights or any other rights attaching to the ownership or control of common shares, including, without limitation, rights on liquidation, nor will any DSU Participant be considered the owner of any common shares to be delivered under the DSU Plan until the date of purchase or issuance of such common shares, as elected by the Board of Directors.

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The Board of Directors may grant awards from time to time to each eligible DSU Participant. The DSUs are then credited to the DSU Participant’s account on the award date, unless a vesting schedule or performance criteria has been approved by the Board of Directors, at its discretion.

The DSU Plan is administered by the Board of Directors. Subject to the limitations set forth in the DSU Plan, the Board’s authority includes: (a) determining the number of DSUs that will be awarded; (b) determining the terms and conditions of each award; and (c) specifying and approving the provisions of the payment delivered to a DSU Participant in connection with their account, whether it be in the form of common shares from treasury, common shares purchased on the TSX on behalf of such participants, cash, or a combination thereof. Where the Board of Directors does not specify any payment method for the DSUs credited to a DSU Participant’s account, the form of payment will be in cash.

The DSUs will be redeemed by a DSU Participant on up to two dates elected by such DSU Participant which are at least sixty days following the separation date and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. The separation date is the earliest date on which all three of the following conditions are satisfied: (i) the DSU Participant ceases to be a director or senior officer of the Corporation for any reason other than death; (ii) the DSU Participant is neither a director nor a senior officer of the Corporation; and (iii) the DSU Participant is no longer employed by the Corporation in any capacity.

The maximum number of common shares which may be reserved for issuance to insiders under the DSU Plan and all other share compensation plans (including the Omnibus LTIP), collectively, is ten (10%) percent of the common shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of common shares which may be issued to insiders under the DSU Plan and all other share compensation plans (including the Omnibus LTIP), collectively, within a one-year period is ten (10%) percent of the common shares outstanding at the time of the issuance (on a non-diluted basis). Any increase in the common shares reserved under the DSU Plan will be subject to the approval of the shareholders of the Corporation in accordance with the rules of the TSX.

The DSU Plan may be amended, suspended or terminated in whole or in part at any time and for any reason by the Board of Directors, without prior notice to or approval by any participants or shareholders of the Corporation, provided that no such amendment, suspension or termination will: (i) adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled under the DSU Plan without the consent of the affected participant; or (ii) contravene applicable laws or regulations.

Shareholder approval will be required in the case of: (i) any amendment to the number of shares reserved for issuance under the DSU Plan; (ii) any amendment to the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing the participation of insiders of the Corporation; (iii) the extension of any right of a DSU Participant under the DSU Plan beyond the date on which such right would originally have expired; and (iv) any amendment to the amending provisions of the DSU Plan.

In the event of a change in control (as defined in the DSU Plan), any DSUs outstanding immediately prior to the occurrence of the change in control, but which are not then vested, will become fully vested on the separation date if such separation date occurs within one (1) year of the occurrence of the change in control.

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Outstanding Option-Based and Share-Based Awards of Directors as at December 31, 2016

Name and principal position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options[1] ($)	Number of Common Shares or Units of Common Shares that have not Vested[2] RSU (#)	Market or Payout Value of Share- Based Awards that have not Vested[3] RSU ($)	Number of Vested Share-Based Awards not paid out or Distributed[4] DSU (#)	Market or Payout Value of Vested Share-Based Awards not paid out or Distributed[5] DSU ($)
René Marion Director	33,334	3.73	Dec. 9, 2019	166,337	11,000	95,920	43,145	376,224
Elaine Ellingham	3,800	1.29	Nov. 11, 2018	28,234	11,000	95,920	28,764	250,822
Director	20,000	2.70	Nov. 10, 2019	120,400
	66,667	3.73	Dec. 9, 2019	332,668
	23,400	4.02	Jan. 11, 2020	109,980
	40,000	4.18	Feb. 3, 2020	181,600	_____	_____	_____	______
	153,867			772,882	11,000	95,920	28,764	250,822
Peter Barnes Director	100,000	6.09	March 1, 2021	263,000	10,000	87,200	10,764	93,862
Michael Pesner	3,500	1.29	Nov. 11, 2018	26,005	11,000	95,920	28,764	250,822
Director	33,334	3.73	Dec. 9, 2019	166,337
	16,667	4.02	Jan.11, 2020	78,335
	38,000	3.92	Nov. 9, 2020	182,400	_____	_____	_____	______
	91,501			453,077	11,000	95,920	28,764	250,822
Notes:
[1]

Calculated using the closing market price of the common shares on the TSX on December 30, 2016 of $8.72 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

[2]	This amount represents the total number of RSUs granted to each Director that have not yet vested.
[3]	Calculated using the closing market price of the common shares on the TSX on December 30, 2016 of $8.72.
[4]	Those numbers of DSUs includes the attribution made to the Director on March 2, 2017.
[5]	The value of DSUs includes the total number of DSUs held by each Director based on the closing market price of the common shares on the TSX on December 30, 2016 of $8.72.

Incentive Plan Awards to Directors – Value Vested or Earned during the Financial Year
Ended on December 31, 2016

			Non-equity Incentive Plan
	Option-based Awards – Value	Share-based Awards – Value	Compensation – Value Earned
Name	on Vesting During the Year[1]	on Vesting During the Year	During the Year
	($)	($)	($)

René Marion	83,002	n/a	n/a
Director

Elaine Ellingham	689,281	n/a	n/a
Director

Michael Pesner	661,833	n/a	n/a
Director
Note:
[1]

The value vested during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

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Non-Executive Director Share Ownership Guidelines

In February 2017, the Corporation increased the ownership requirements for Non-Executive Directors under the Mandatory Equity Ownership Policy.

Each non-executive director of the Corporation is now required to own Common Shares, DSUs or RSUs of the Corporation having a value equal to at least three (3) times the annual base cash retainer (increased from two (2) times annual retainer), to be achieved by the later of (a) March 1, 2019, and (b) three years from the date the individual becomes a director of the Corporation (the “Equity Ownership Requirement”). The value held shall be determined as at March 1 of each year, based on the greater of the initial acquisition value of the Common Shares and/or DSUs and the then market price of the Common Shares on the TSX. Options do not count toward the director’s equity ownership requirement. Each director shall continue to hold such value throughout his or her tenure as a director and the Common Shares, DSUs, RSUs or similar share equivalent of the Corporation held to comply with the Equity Ownership Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce or offset a decrease in the market value of his or her holding, either directly or indirectly.

As of March 22, 2017, the equity ownership of each Non-Executive Director was as follows:

		Current Shareholdings
		Multiple of Annual Cash Retainer Required[1]	# of Shares	# of RSUs	# of DSUs	Meets Ownership Requirement?
Chairman	René Marion	3X	25,000	11,000	43,145	Yes
Director	Elaine Ellingham	3X	34,196	11,000	28,764	Yes
Director	Peter Barnes[2]	3X	19,425	6,667	10,764	Yes
Director	Michael Pesner	3X	10,000	11,000	28,764	Yes
Notes:
[1]	All Directors requirements increased from 2X to 3X on February 2017 and they have until March 1, 2019 to meet requirements.
[2]	Mr. Peter Barnes joined the Board of Directors on February 24, 2016.

Securities Authorized for Issuance under Equity Compensation Plans

The Omnibus LTIP provides that the aggregate number of common shares of the Corporation issuable to insiders and associates of such insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement, including the DSU Plan, cannot exceed ten percent (10%) of the issued and outstanding common shares of the Corporation. As at December 31, 2016, the total shares outstanding were 63,030,003 and therefore the total 10% Awards (options, RSUs and DSUs) issuable from the plan were 6,303,000.

As at December 31, 2016, options to acquire a total of 1,833,989 common shares were outstanding under the Omnibus LTIP, with exercise prices ranging from $1.08 to $10.37 per share, representing approximately 2.90% of the common shares issued and outstanding.

A total of 337,941 RSUs have been granted under the Omnibus LTIP and 63,000 DSUs have been granted under the DSU plan as at December 31, 2016.

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Other than the Omnibus LTIP, and the DSU Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan. There are no shares subject to option outstanding under that Plan.

The total Awards and DSUs granted as at December 31, 2016 were 2,234,930, out of a maximum of 5,833,966 (10% of issued and outstanding common shares) issuable under the plans.

Information Regarding Equity Compensation Plans as at December 31, 2016

	Number of shares to be
	issued upon exercise of		Number of shares available
	outstanding options,	Weighted-average exercise	for future grants under the
	warrants and rights	price of outstanding options	plan

Omnibus LTIP (options)	1,833,989	$4.78	-
(approved by the shareholders)

RSUs	337,941	-	-
(approved by the holders)

DSUs (approved by the shareholders)	63,000	-	-
TOTAL	2,234,930		4,068,070

Additionally, on October 16, 2014, inducement options were granted to the new President and CEO to acquire a total of 800,000 common shares outside the Omnibus LTIP at an exercise price of $2.46 per share, representing approximately 1.4% of the common shares issued and outstanding. During the year 2016, 25,000 of these options were exercised.

The total Awards granted as at December 31, 2016, were 3,012,763, which includes all Awards granted under and outside the plans.

During the year 2016, twenty-six option holders exercised a total of 739,284 options.

Information regarding options outside the share option plans as at December 31, 2016

	Number of shares issued outside the share	Weighted-average exercise price of options
	option plans

Outside the Share Option Plans	775,000	$2.46
(not approved by the holders)

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13.	NON-BINDING ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a policy that provides for an annual non-binding advisory shareholder vote on the Corporation's approach to executive compensation, known as "Say on Pay''. The Say on Pay policy is designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board's approach to executive compensation through an annual non-binding advisory vote. The Corporation will disclose the results of the vote as part of its report on voting results for each annual meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review the Corporation's approach to compensation in the context of those concerns. Results from the Board's review will be discussed in the Corporation's management information circular for the following year. Shareholders are encouraged to review and consider the detailed information regarding the Corporation's approach to compensation in this Management Information Circular.

At the Meeting, Shareholders of the Corporation will be asked to pass the following non-binding advisory resolution on the acceptance of the Corporation's approach to executive compensation, known as "Say on Pay". The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

"BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board's approach to executive compensation disclosed in the management information circular of the Corporation dated March 31, 2017 delivered in advance of the Meeting."

The Board and management of the Corporation recommend that Shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote FOR the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Shareholders who vote against the resolution are encouraged to contact the Board by writing to the Corporate Secretary, Richmont Mines Inc., 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6.

14.	CORPORATE GOVERNANCE

Corporate Governance Practices

The Corporation does not have a shareholder engagement policy but the Board of Directors will consider the adoption of such policy for implementation in 2018.

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Board of Directors

The Board of Directors is comprised of five directors, the majority of which are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Corporation or any of its affiliates. According to the Regulation 52-110 respecting Audit Committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are René Marion, Elaine Ellingham, Michael Pesner and Peter Barnes who was appointed as director on February 24, 2016. Mr. Renaud Adams is not considered to be independent as he is the CEO of Richmont.

Following the recommendation by the Corporate Governance and Nominating Committee on November 1, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Corporation’s management and non-independent members being present. Therefore, between January 1, 2016 and March 30, 2017, a total of 11 regular Board of Directors meetings took place, during which the independent members met without management and non-independent members being present.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Corporation, and each director shall act in the best interests of the Corporation and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Corporation, the Board is responsible for:

(i)	ensuring, to the extent possible, that the CEO and other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with executive management to define the Corporation's mission and long-term strategy, namely taking into account the opportunities and risks of the business;

(iii)	defining the main risks associated with the Corporation's activities, and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming executive officers in their position;

(v)	adopting a code of conduct for the Corporation, amending it as needed, enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Corporation and controlling its application;

(vii)	ensuring the Corporation's internal control systems are in place and effective;

(viii)	developing the Corporation's vision in matters of governance, namely by means of these guidelines.

The Board may fulfil its responsibilities directly or indirectly through one of its committees. Each director, within the scope of his or her duties, may fully rely on the records of the Corporation and on the information, opinions, reports, and statements presented to the Corporation by one of its officers or employees or one of the committees of the Board or by any other person with regards to issues which, in the director's reasonable assessment, are within the professional field of expertise of such person, whose services were duly retained by or on behalf of the Corporation.

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Term of Office as Director

According to the bylaws of the Corporation, the term of office of each director ends at the next annual meeting of shareholders following his or her election by the shareholders or his or her appointment by the Board. There is no limit as to the amount of time during which a director may sit on the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Corporation. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning.

The Board is responsible for ensuring there is an orderly succession plan for the position of President and CEO and that the CEO has a succession planning process in place for other key members of the senior management team. Accordingly, the CEO prepares a succession planning report with respect to the executive management team members and, with the input of his or her direct reports, prepares a succession planning report for other key positions. The CEO then presents both succession planning reports to the Board for their review.

Additionally, the Board ensures the succession plan includes a process that would respond to an emergency situation which would require an immediate replacement of the incumbent CEO or any of his or her direct reports.

The Board ensures there are opportunities for Directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Richmont functions where they can interact with the Board more informally.

Position Description

The Board of Directors established a written description of the roles of Non-Executive Chairman of the Board of Directors, the Chair of the Audit Committee, the President and Chief Executive Officer, the Chief Financial Officer, the Vice-President, Finance and the Vice-President and Chief Operating Officer. The Corporate Governance and Nominating Committee annually reviews the position descriptions. In addition, each committee has a charter that outlines both the duties of the committee and those of its chair.

In general, the chair of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chair of each subcommittee must preside over every meeting of his or her sub-committee, must ensure that the sub-committee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

Board Diversity

In 2014, amendments to Regulation 58-101 were adopted requiring new disclosure of the representation of women on the Board and in executive officer positions. Currently, one of the Corporation’s five directors is a woman, representing 20% of the Board and 25% of the independent directors. Two of the Corporation’s six executive officers (33%) are women, one of which has held senior positions with the Corporation for the past 17 years.

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The Corporation believes that director nominations and executive officer appointment decisions should be based on merit and the needs of the Corporation at the particular time and within the particular context and is committed to selecting the best persons to fulfill these roles, with due regard for the benefits of diversity (including the level of representation of women). The Corporation believes that diversity (including the level of representation of women on the Board) is important to ensure that directors and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and manage the Corporation appropriately. The Corporation to date has sought to increase diversity at the Board level through the recruitment efforts of the Corporate Governance and Nominating Committee, with a written diversity policy in place. During the recent Director recruitment initiative, the Board directed its consultant to identify some women candidates and remains very receptive to further increasing the representation of women on the Board, as turnover occurs, however, all appointments will continue to be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective. With respect to executive officer appointments, the Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, also with due regard for the benefits of diversity (including the level of representation of women in executive officer positions).

Orientation and Continuing Education

Current Director’s Continuing Education During 2016

Date	Hosted by	Topic / Description of Event	Attendees
Mr. Marion
Ms. Ellingham
August 3, 2016	Management	Peer mine site visit	Mr. Pesner
Mr. Barnes
Mr. Adams
Management
Mr. Marion
Ms. Ellingham
August 2, 2016	Island Gold Mine	Site visit	Mr. Pesner
Mr. Barnes
Mr. Adams
Management

The Corporation does not offer a formal orientation and education program for new directors. Each new director meets with the Chairman of the Board and the CEO of the Corporation to familiarize himself or herself with the Corporation’s activities. New directors also have the opportunity to familiarize themselves with the Corporation by speaking to other directors, by reading documents provided by the officers (policies, Code of Business Conduct and Ethics, reports, etc.) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Corporation’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Corporation calculates its reserves and resources. It has also been the practice of the Corporation (when feasible) to have one of its Board meetings at one of the mine sites with the goal of enhancing director’s knowledge of the Corporation’s operations.

When considered necessary or advisable, the Chairman of the Board and the CEO will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

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Per diem directors’ fees are not paid for attending courses, seminars or conferences, but are paid for site visits to our operations or peer operations. Our continuing education policy encourages Board members to attend conferences and pursue further education and, pursuant to this policy, all reasonable expenses incurred in connection with such continuing education are paid for by Richmont.

Ethical Business Conduct

The Corporation has adopted a Code of Ethics for financial reporting individuals. The purpose of this code is to define the standards applicable to the President and CEO, Officers and employees of the Corporation performing, or involved in financial functions. Financial Reporting Individuals are vested with both the responsibility and authority to protect, balance and preserve the interests of all of the Corporation’s stakeholders, including shareholders, clients, employees and suppliers. The Code of Ethics for Financial Reporting Individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all identified individuals on an annual basis. A copy of the code may be obtained by making a request to the Corporate Secretary of the Corporation.

The Corporation also has a Code of Business Conduct and Ethics for its directors, officers and employees. This Code was modified to insert a new clause related to securities trading. The Corporation’s Trading Policy now includes an anti-hedging policy prohibiting employees, directors, officers and certain contractors of the Corporation or any of its subsidiaries or affiliates from hedging or other monetizing transactions to lock in the value of holdings in the securities of the Corporation.

The Corporation also has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating by email, mail or telephone, confidentially with an appointed director. The Code of Business Conduct and Ethics is distributed annually to all employees of the Corporation and each employee is required to confirm their understanding and compliance with the policy. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Individuals are available on SEDAR at www.sedar.com.

Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders (the “Insider Trading Policy”)

The Corporation has a policy and process for formal trading black-outs associated with quarterly financial results and, on an ad-hoc basis, other significant corporate developments, however, employees and contractors may become aware of situations or information as a result of their position, such information that could be expected to affect the share price. In such situations, they are prohibited under securities law from trading or exercising options, regardless of whether or not there is a formal Company-wide trading black-out in effect.

In February 2017, the Corporation amended the Insider Trading Policy to include an anti-hedging policy and an Automatic Securities Disposition Plan (“ASDP”) and an Automatic Securities Purchase Plan (“ASPP”).

The Insider Trading Policy is reviewed on an annual basis by the Board of Directors.

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Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility for identifying new candidates for Board nomination. Comprised of all independent directors, the Corporate Governance and Nominating Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When candidates are needed, the Corporate Governance and Nominating Committee looks for potential candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Nominating Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Nominating Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has a HRCC composed of Peter Barnes, Chair of the Committee, Michael Pesner and René Marion, all are independent directors. The HRCC meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The HRCC takes into consideration the achievement of corporate objectives, operational and financial performance of the Corporation, as well as the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

Each member of the HRCC has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. The Corporate Governance and Nominating Committee is composed entirely of independent directors. The Committee is composed of Ms. Elaine Ellingham, Chair of the Committee, Mr. Peter Barnes and Mr. Michael Pesner, all of whom are independent directors. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, Chair of the Committee, Peter Barnes and Elaine Ellingham, all of whom are independent directors. The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2016, a copy of which is available on SEDAR at www.sedar.com.

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Technical & Corporate Responsibility Committee

The main purpose of the Technical & Corporate Responsibility Committee is to review, monitor and make recommendations to the Board of Directors in respect of the technical, health and safety, environmental, community, business conduct, risk management and human rights policies and activities of the Corporation in order to verify that such policies and activities reflect, and are in accordance with their respective Charters. Additionally, the Committee will assist the Board in carrying out its responsibilities with respect to overseeing the exploration and operating activities of the Corporation, including the construction, development and operation of the Island Gold Mine, from a technical, financial and scheduling perspective. The Committee is also responsible for Board oversight of production forecasts, budgets, life of mine plans, reserves and resources and Management’s proposed public disclosure of said technical nature. At year end, the Technical & Corporate Responsibility Committee was composed of Mr. René Marion, Chair of the Committee, Ms. Elaine Ellingham and Mr. Peter Barnes.

The Board believes that an enterprise-wide approach to risk management allows the Corporation to efficiently and effectively assess risks and provides a framework to:

  identify, assess, and communicate inherent residual risk;

  embed enterprise risk management responsibilities in our operating model;

  integrate risk responses into our strategic priorities and business plans; and

  provide assurance to the Board and the Committees on the effectiveness of our risk control measures.

Richmont Board of Directors

Corporate
	Human Resources &	Governance &	Technical & Corporate
Audit	Compensation	Nominating	Responsibility
Committee	Committee	Committee	Committee
Risks Overseen:	Risks Overseen:	Risks Overseen:	Risks Overseen:
· Financial statements,	· Executive	· Board and management	· Environmental
systems, and reporting	compensation	succession planning	· Safety and health
		· Corporate governance	· Corporate social
responsibility
· Security
· Human rights

Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board, which includes a self-evaluation and peer review. The questionnaire requires input on the role, responsibilities and effectiveness of the Board, its membership, the conduct of meetings, and any improvements that could be made to enhance its effectiveness. The results of the evaluations are reviewed by the Chair of the Corporate Governance and Nominating Committee, which then reports to the Corporate Governance and Nominating Committee, who report to the full Board.

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15.	OTHER BUSINESS

Management of the Corporation is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

16.	ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Corporation is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2016, which is available on the Corporation’s website at www.richmont-mines.com. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A or the Annual Information Form may do so without charge by contacting the Corporation as follows:

By Internet:	www.richmont-mines.com
By phone:	416 368-0291 ext. 105
By fax:	416 368-9423
By mail:	Investor Relations
c/o Anne Day
Richmont Mines Inc.
181 Bay Street, Suite 810
Brookfield Place
P.O. Box 856
Toronto, Ontario, M5J 2T3

17.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Corporation have been approved by the Board of Directors.

Dated this 31st day of March, 2017.

Mélissa Tardif
Corporate Secretary

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SCHEDULE A

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

MARCH 30, 2017

BETWEEN

RICHMONT MINES INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.
AS RIGHTS AGENT

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	13
1.3	Descriptive Headings	13
1.4	Number and Gender	13
1.5	References to Agreement	13
1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	13
1.7	Acting Jointly or in Concert	14
ARTICLE 2 THE RIGHTS		14
2.1	Legend on Certificates	14
2.2	Execution, Authentication, Delivery and Dating of Rights Certificates	15
2.3	Registration, Registration of Transfer and Exchange	15
2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates	16
2.5	Persons Deemed Owners of Rights	16
2.6	Delivery and Cancellation of Certificates	16
2.7	Agreement of Rights Holders	16
2.8	Rights Certificate Holder Not Deemed a Shareholder	17
ARTICLE 3 EXERCISE OF THE RIGHTS		17
3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights	17
3.2	Adjustments to Exercise Price; Number of Rights	20
3.3	Date on Which Exercise Is Effective	23
ARTICLE 4 ADJUSTMENT TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		24
4.1	Flip-in Event	24
ARTICLE 5 THE RIGHTS AGENT		25
5.1	General	25
5.2	Merger or Amalgamation or Change of Name of Rights Agent	25
5.3	Duties of the Rights Agent	26
5.4	Change of Rights Agent	27
5.5	Compliance with Anti-Money Laundering Legislation	28
5.6	Liability	28
ARTICLE 6 MISCELLANEOUS		28
6.1	Redemption and Waiver	28
6.2	Expiration	30
6.3	Issuance of New Rights Certificate	30
6.4	Fractional Rights and Fractional Shares	30
6.5	Supplements and Amendments	31
6.6	Rights of Action	32

6.7	Notices	32
6.8	Costs of Enforcement	33
6.9	Successors	33
6.10	Benefits of this Agreement	33
6.11	Governing Law	33
6.12	Counterparts	34
6.13	Severability	34
6.14	Effective Date	34
6.15	Determinations and Actions by the Board of Directors	34
6.16	Time of the Essence	34
6.17	Regulatory Approvals	34
6.18	Declaration as to Non-Canadian Holders	34
6.19	Fiduciary Duties of the Directors	35
6.20	Privacy Legislation	35
6.21	Force Majeure	35
6.22	Language	35
EXHIBIT A RICHMONT MINES INC. FORM OF RIGHTS CERTIFICATE		1

Shareholder Rights Plan Agreement

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT made as of March 30, 2017,

B E T W E E N:

RICHMONT MINES INC.,
a corporation existing under the laws of the Province of Québec,

(hereinafter referred to as the “Corporation”)

- and -

COMPUTERSHARE INVESTOR SERVICES INC.,

a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent

(hereinafter referred to as the “Rights Agent”),

WHEREAS the Board of Directors, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the “Rights Plan”), subject to approval by shareholders at a meeting of the shareholders of the Corporation, to ensure, to the extent possible, that the Board of Directors has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives, as appropriate, to any unsolicited Offer to Acquire the outstanding Voting Shares and to ensure the fair treatment of all shareholders of the Corporation in connection with any Offer to Acquire the outstanding Voting Shares.

AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors has:

(a)	authorized the issuance of one Right effective at the Record Time in respect of each Common Share outstanding at the Record Time;

(b)	authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set out herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set out herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

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ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) “Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:

	(A)	a Voting Share Reduction;

	(B)	a Permitted Bid Acquisition;

	(C)	an Exempt Acquisition;

	(D)	a Pro Rata Acquisition; or

	(E)	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, increases the number of Voting Shares beneficially owned by such Person by more than 1.0% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting
Shares, such Person shall be an “Acquiring Person”;

(iii)
for the period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(d)(v) because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, “Disqualification Date” means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid alone or by acting jointly or in concert with any other Person;

(iv)
an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of a private placement;

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time;

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provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b) “Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) “Associate”, when used to indicate a relationship with a Person, shall mean a spouse of that Person, any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if the relative has the same home as that Person;

(d) a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right or obligation to become the owner at law or in equity upon the purchase, exercise, conversion or exchange of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (in each case where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency), other than pursuant to any:

	(A)	customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation;

	(B)	pledges of securities in the ordinary course of the pledgee’s business; or

(C)
agreements between the Corporation and any Person pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities; and

(iii)	any securities which are Beneficially Owned within the meaning of the foregoing provisions of this Section 1.1(d) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because:

(iv)
such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-Up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert

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with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(v)	such Person or any of the Affiliates or Associates of such Person or any other Person acting jointly or in concert with such Person holds such security and:

(A)
the ordinary business of such Person (the “Fund Manager”) includes the management of investment funds for others (which others may include, or be limited to, employee benefit plans or pension plans) and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(B)
such Person (a “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C)
such Person is a pension fund or plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof (a “Plan”) and such security is held by the Plan in the ordinary course of the Plan’s activities;

(D)
such Person (a “Plan Administrator”) is the administrator or the trustee of one or more Plans and such security is held by the Plan Administrator in the ordinary course of such Plan Administrator’s activities; or

(E)
such Person (a “Crown Agent”) is a Crown agent or agency or is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and such security is held by the Crown Agent in the ordinary course of the management of such investment funds;

provided, however, that in any of the foregoing cases, the Fund Manager, the Trust Company, the Plan Administrator, the Crown Agent or the Plan, as the case may be, is not then making a Take-over Bid, has not then announced an intention to make a Take-over Bid and is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (X) pursuant to a distribution by the Corporation, (Y) by means of a Permitted Bid or a Competing Permitted Bid or (Z) by means of market transactions made in the ordinary course of the business of such Person (including pre-arranged trades entered into the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the- counter market;

(vi)
such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another

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Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such securities;

(vii)
such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or

(viii)	because such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(e) “Board of Directors” shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, any committee of the board of directors of the Corporation;

(f) “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Montreal, Québec are authorized or obligated by law to close;

(g) “Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

(h) “Close of Business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Montreal, Québec (or, after the Separation Time, the office of the Rights Agent in Montreal, Québec) is closed to the public; provided, however, that for the purposes of the definitions of “Competing Permitted Bid” and “Permitted Bid”, “Close of Business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day;

(i) “Common Share” shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed from time to time;

(j) “Competing Permitted Bid” shall mean a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made after a Permitted Bid or another Competing Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition the “Prior Bids”);

(ii)	the Take-over Bid satisfies all components of the definition of a Permitted Bid other than the requirements set out in Section i)a.i(ii)(x) of such definition; and

(iii)
the Take-over Bid contains, and the take-up and payment for Voting Shares tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up and paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is not earlier than the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposit of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such

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Competing Permitted Bid, including any acquisitions of Voting Shares previously made, will cease to be a Permitted Bid Acquisition;

(k) “controlled”: a Person is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)
in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)
in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(l) “Convertible Security” shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares, whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency;

(m) “Convertible Security Acquisition” shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(n) “dividends paid in the ordinary course” shall mean cash dividends paid in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

(o) “Election to Exercise” shall have the meaning ascribed thereto in Section 3.1(d)(ii);

(p) “Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 4.1 pursuant to the provisions of Section 6.1(b), (c) or (d);

(ii)
made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its securityholders within ten Business Days of the

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completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation’s then-outstanding Voting Shares;

(iii)	pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation:

(A)
to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or

(B)
by way of a private placement or under a share purchase plan or option plan of the Corporation or any Subsidiaries, provided that (x) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals, and (y) such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition; or

(iv)
pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by shareholders of the Corporation;

(q) “Exercise Price” shall mean, as of any date, the price at which a holder of a whole Right may purchase the securities issuable upon exercise of such Right, which until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(r) “Expiration Time” shall mean, subject to Section 6.14, the earlier of:

(i)	the Termination Time; and

(ii)	the Close of Business on that date which is the earliest date of termination of this Agreement as provided for in Section 6.14;

(s) “Flip-in Event” shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(t) “Grandfathered Person” shall have the meaning ascribed thereto in Section 1.1(a)(v);

(u) “Independent Shareholders” shall mean holders of Voting Shares other than Voting Shares Beneficially Owned by: (i) an Acquiring Person; (ii) an Offeror, other than a Person described in any one or more of Sections 1.1(d)(v)(A) through (E), inclusive; (iii) any Associate or Affiliate of such Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation,

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unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(v) “Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) for the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 3.2 shall have caused the closing prices in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing prices on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such share on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)
if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such share on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other securities exchange such prices shall be determined based on the securities exchange on which such securities are then listed or admitted to trading on which the largest number of such shares were traded during the most recently completed financial year);

(iii)
if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such share on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)
if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker chosen by the Corporation with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

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(w) “NI 62-104” shall mean National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian Securities Administrators, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including any successor instrument thereto;

(x) “Nominee” shall have the meaning ascribed thereto in Section 3.1(c);

(y) “Offer to Acquire” shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(z) “Offeror” shall mean a Person that has announced a current intention to make or who is making a Take-over Bid;

(aa) “Permitted Bid” shall mean a Take-over Bid that is made by means of a Take-over Bid circular and that also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares of the Corporation as registered on the books of the Corporation, other than the Offeror;

(ii)
the Take-over Bid contains, and the take-up and payment for Voting Shares tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up and paid for pursuant to the Take-over Bid (x) prior to the Close of Business on the date which is not less than 105 days after the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104 and (y) only if at such date more than 50% of the Voting Shares then outstanding held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)
the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which the Voting Shares may be taken up and paid for and that any such shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)
the Take-over Bid contains an irrevocable and unqualified provision that, in the event that the deposit condition set forth in Section 1.1(aa)(ii)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when the bid ceases to meet any of the provisions of this definition and provided that, at that time, any acquisition of Voting Shares made pursuant to the Permitted Bid, including any acquisition of Voting Shares previously made, will cease to be a Permitted Bid Acquisition;

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(bb) “Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(cc) “Permitted Lock-Up Agreement” shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a “Locked-Up Person”) agree to deposit or tender Voting Shares to a Take-over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

(i)
the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;

(ii)
the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to, or not to withdraw such Voting Shares from, the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:

	(A)	where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:

		(I)	is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

(II)
exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

(B)
if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:

		(I)	is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

(II)
exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a

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Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(iii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

	(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(B)
50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(dd) “Person” shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(ee) “Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares pursuant to:

(i)	a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;

(ii)
any dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical to the Corporation as a result of applicable law); or

(iii)
the receipt and/or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law), provided that such rights are acquired directly from the Corporation and not from any other Person, and provided that the Person does not thereby Beneficially Own a greater percentage of the Voting Shares than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition;

(ff) “QBCA” shall mean the Business Corporations Act (Québec), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(gg) “Record Time” shall mean 5:00 p.m. (Montreal time) on May 3, 2017;

(hh) “Redemption Price” shall have the meaning ascribed thereto in Section 6.1(a);

(ii) “Right” shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set out in this Agreement;

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Shareholder Rights Plan Agreement

(jj) “Rights Agent” shall mean Computershare Investor Services Inc., its successors or permitted assigns;

(kk) “Rights Certificates” shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;

(ll) “Rights Plan” shall have the meaning ascribed thereto in the recitals to this Agreement;

(mm) “Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in Section 2.3(a);

(nn) “Securities Act” shall mean the Securities Act (Québec), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

(oo) “Separation Time” shall mean, subject to Section 6.1(d), the Close of Business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date; and

(ii)
the date of the commencement of, or first public announcement of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid);

or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take- over Bid referred to Section 1.1(oo)(ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this Section 1.1(oo), never to have been made;

(pp) “Stock Acquisition Date” shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to section 5.2(1) of National Instrument 62-104 – Take-Over Bids and Issuer Bids or section 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(qq) “Subsidiary” a Person is a Subsidiary of another corporation if:

(i)	it is controlled by (A) that other; or (B) that other and one or more Persons each of which is controlled by that other; or (C) two or more Persons, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other’s Subsidiary;

(rr) “Take-over Bid” shall mean an Offer to Acquire Voting Shares or other securities of the Corporation if, assuming that the Voting Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the Voting Shares of the Corporation then outstanding;

(ss) “Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 6.1(g);

(tt) “Trading Day”, when used with respect to any securities, shall mean a day on which the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading

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Shareholder Rights Plan Agreement

Days) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day;

(uu) “U.S.-Canadian Exchange Rate” shall mean, on any date:

(i)	if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(vv) “U.S. Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect;

(ww) “U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as from time to time in effect;

(xx) “Voting Share” shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors generally; and

(yy) “Voting Share Reduction” shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4	Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5	References to Agreement

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article or Section or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a) For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Corporation of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

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(b) The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100 x A/B

where:

A	=	the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.7	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with its Affiliates and Associates and with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person, or with any other Person acting jointly or in concert with the first Person, to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (i) customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation and (ii) pledges of securities in the ordinary course of the pledgee’s business).

ARTICLE 2
THE RIGHTS

2.1	Legend on Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF MARCH 30, 2017, BETWEEN RICHMONT MINES INC. (THE “CORPORATION”) AND COMPUTERSHARE INVESTOR SERVICES INC., AS RIGHTS AGENT, (AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS THEREOF) (THE “RIGHTS AGREEMENT”) THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE “BENEFICIALLY OWNED” BY AN “ACQUIRING PERSON”, AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT

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Shareholder Rights Plan Agreement

CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2	Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or any Vice-President, together with any other of such Persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign such Rights Certificates in a manner satisfactory to the Corporation and deliver such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3	Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.3(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

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Shareholder Rights Plan Agreement

2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security and indemnity as may be required by each of them, in their sole discretion, to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) Every new Rights Certificate issued pursuant to Section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares) and the term “certificate”, when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any document or written acknowledgement constituting evidence of book-entry ownership of the applicable securities as may be adopted from time to time by the Corporation.

2.6	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this Section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.7	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

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Shareholder Rights Plan Agreement

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 6.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

2.8	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
EXERCISE OF THE RIGHTS

3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

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Shareholder Rights Plan Agreement

(b) Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)
each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”) and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 4.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the Nominees), at such holder’s address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A)
a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in clauses (A) and (B) above only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first Person to furnish such information and documentation as the Corporation deems necessary.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Montreal, Québec or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:

(i)	the Rights Certificate evidencing such Rights;

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Shareholder Rights Plan Agreement

(ii)
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment, by certified cheque, wire transfer, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by Section 1.1(b) and payment as set forth in Section 1.1(d), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, and subject to Sections 6.4(a) and (b), requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)
after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipts, deliver such cash referred to in Section 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 6.4(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the QBCA, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation of each of the other provinces and territories of Canada and states of the United States and any other applicable law, rule or regulation, in connection

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with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use commercially reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)
cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or other governmental charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)
not, after the Separation Time, except as permitted by Section 6.1 or 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

3.2	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 3.2 and in Section 4.1(a).

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities other than pursuant to any dividend reinvestment program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares or Convertible Securities in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer

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Shareholder Rights Plan Agreement

books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification.

(b) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares (“equivalent common shares”)) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights, options or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plans) of the Common Shares.

(d) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation or amalgamation) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in Section 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

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Shareholder Rights Plan Agreement

(e) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Section 3.2(e), any adjustment required by this Section 3.2 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

(f) If as a result of an adjustment made pursuant to Section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this Section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Corporation shall have exercised its election as provided in Section 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in Sections 3.2(b) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

	(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

	(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution

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Shareholder Rights Plan Agreement

and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k) In any case in which this Section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l) Notwithstanding anything in this Section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this Section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this Section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m) Whenever an adjustment to the Exercise Price or a change in the securities purchaseable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 3.2, the Corporation shall promptly:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.

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Shareholder Rights Plan Agreement

ARTICLE 4
ADJUSTMENT TO THE RIGHTS IN
THE EVENT OF CERTAIN TRANSACTIONS

4.1	Flip-in Event

(a) Subject to Section 4.1(b) and Sections 6.1(b) and (c), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the Close of Business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in Section 3.2).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding this Section 4.1(b) shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set out in the Rights Certificate establishing that such Rights are not void under this Section 4.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 4.1(b) and such Rights shall become null and void.

(c) In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the QBCA, Securities Act, U.S. Securities Act, U.S. Exchange Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada and states of the United States (and any other applicable jurisdiction), in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 4.1(b)(i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence shall contain the following legend:

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Shareholder Rights Plan Agreement

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN ACQUIRING PERSON OR AN AFFILIATE OR AN ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR A PERSON WHO WAS ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR AN AFFILIATE OF AN ACQUIRING PERSON (INCLUDING, WITHOUT LIMITATION, A PERSON WHO HAS ENTERED INTO AN AGREEMENT OR ARRANGEMENT TO SELL SHARES TO AN ACQUIRING PERSON). THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY ARE VOID OR SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 1.1(B) OF THE RIGHTS AGREEMENT.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Person is not a Person described in such legend.

ARTICLE 5
THE RIGHTS AGENT

5.1	General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Corporation, acting reasonably). The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it and them harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement and/or including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and/or the resignation or removal of the Rights Agent. The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

5.2	Merger or Amalgamation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any

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Shareholder Rights Plan Agreement

merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 5.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates has not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3	Duties of the Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of certificates of Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under the Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the

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Shareholder Rights Plan Agreement

Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 4.1(b)) or any adjustment required under the provisions of Section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any such Person;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.7. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.7. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Québec. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such

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Shareholder Rights Plan Agreement

appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be. Any notice required to be sent pursuant to this Agreement to holders of the Rights by the Rights Agent after its resignation or removal shall be at the expense of the Corporation.

5.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti- terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such ten-day period, then such resignation shall not be effective.

5.6	Liability

(a) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Corporation to the Rights Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of the claim.

ARTICLE 6
MISCELLANEOUS

6.1	Redemption and Waiver

(a) Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with Section 1.1(i) or (j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 3.2, if an event of the type analogous to any of the events described in Section 3.2 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b) Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 1.1(i), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 6.1(d), to waive the application of Section 4.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

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Shareholder Rights Plan Agreement

(c) Until the occurrence of a Flip-in Event as to which the application of Section 4.1 has not been waived pursuant to this Section 6.1, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of Section 4.1 to any Flip- in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of record of Voting Shares and provided further that if the Board of Directors waives the application of Section 4.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of record of Voting Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this Section 6.1(c).

(d) Notwithstanding the provisions of Sections 6.1(b) or (c), upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of a waiver pursuant to this Section 6.1(d), such Person is no longer an Acquiring Person,

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person that has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Section 6.1 the application of Section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the then outstanding Rights, without the consent of the holders of Voting Shares or the holders of Rights, at the Redemption Price and reissue Rights under this Agreement to holders of record of Common Shares immediately following the time of such redemption and, thereafter, all of the provisions of this Agreement shall continue in full force and effect and such Rights, without any further formality, shall be attached to the outstanding Voting Shares in the same manner as prior to the occurrence of such Separation Time.

(g) If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Section 6.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Section 6.1(i) or (j), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Section 1.1(a) applies, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Section 6.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder’s last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares. Any notice which is mailed in the manner herein

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Shareholder Rights Plan Agreement

provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 6.1, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(i) If a redemption of Rights pursuant to Section 6.1(a) or a waiver of a Flip-in Event pursuant to Section 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by- laws.

(j) If a redemption of Rights pursuant to Section 6.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the QBCA with respect to meetings of shareholders of the Corporation.

(k) The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

6.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 5.1.

6.3	Issuance of New Rights Certificate

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4	Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

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Shareholder Rights Plan Agreement

(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Section 6.4(a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

6.5	Supplements and Amendments

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation, at or prior to the shareholders’ meeting referred to in Section 6.14(a), or any adjournment or postponement thereof, to be held for shareholders of the Corporation to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued or issuable pursuant thereto, may supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) Subject to Section 6.5(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement or amend any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the QBCA with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to Section 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)
if made before the Separation Time, be submitted to the holders of Voting Shares of the Corporation at the next meeting of shareholders, and the holders of Voting Shares may, by the majority referred to in Section 6.5(b) confirm or reject such amendment; and

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by

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Shareholder Rights Plan Agreement

resolution passed by the majority referred to in Section 6.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(f) The Corporation shall give notice in writing to the Rights Agent of any amendment or supplement to this Agreement pursuant to Section 6.5 within five Business Days of the date of any such amendment or supplement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement or amendment.

6.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7	Notices

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by facsimile or by first-class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Rights Agent) as follows:

Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Québec J9X 4P6

Attention:	Corporate Secretary or Assistant Corporate Secretary
Facsimile:	(819) 797-0166

(b) Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by facsimile or by first class mail, postage prepaid, addressed (until another facsimile number or address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
1500 Robert-Bourassa Boulevard, 7th Floor
Montreal, Québec H3A 3S8

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Shareholder Rights Plan Agreement

Attention:	Stock Transfer Services
Facsimile:	(514) 982-7580

(c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 6.7 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of sending by facsimile or other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

(e) If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 6.7, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

6.8	Costs of Enforcement

The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.9	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.10	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.11	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Québec and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

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Shareholder Rights Plan Agreement

6.12	Counterparts

This Agreement may be executed and delivered, including by electronic means, in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts will be construed together to be an original and will constitute one and the same agreement.

6.13	Severability

If any Section, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining Sections, terms and provisions hereof or the application of such Section, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.14	Effective Date

(a) This Agreement is in full force and effect in accordance with its terms from the date hereof. If the Rights Plan is not ratified by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at the meeting of shareholders of the Corporation to be held on May 4, 2017, or any adjournment or postponement thereof, then this Agreement and any then outstanding Rights shall, without further formality, be of no further force or effect as at the earlier of the close of such meeting of shareholders, or any adjournment or postponement thereof.

(b) The Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation at the third annual meeting following each shareholders’ meeting at which the Rights Plan is either ratified or reconfirmed. If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that the termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Sections 6.1(c) and (e)), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 6.14.

6.15	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

6.16	Time of the Essence

Time shall be of the essence in this Agreement.

6.17	Regulatory Approvals

Any obligation of the Corporation or action contemplated by this Agreement, including any amendment hereto, shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.

6.18	Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities

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Shareholder Rights Plan Agreement

laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

6.19	Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

6.20	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

6.21	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

6.22	Language

The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

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Shareholder Rights Plan Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RICHMONT MINES INC.

By:	“Renaud Adams”
	Name:	Renaud Adams
	Title:	President and CEO

By:	“Nicole Veilleux”
	Name:	Nicole Veilleux
	Title:	Vice-President, Finance

COMPUTERSHARE INVESTOR SERVICES INC.

By:	“Martine Gauthier”
	Name:	Martine Gauthier
	Title:	Relationship Manager, Client Services

By:	“Steve Gilbert”
	Name:	Steve Gilbert
	Title:	Relationship Manager, Client Services

Shareholder Rights Plan Agreement – March 30, 2017	Page 36 of 36

EXHIBIT A
RICHMONT MINES INC.
FORM OF RIGHTS CERTIFICATE

Certificate No. __________	__________ Rights

RIGHTS CERTIFICATE

This certifies that ___________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, as the same may be amended or supplemented from time to time, made as of March 30, 2017, (the “Rights Agreement”) between Richmont Mines Inc., a corporation existing under the laws of the Province of Québec (the “Corporation”) and Computershare Investor Services Inc., a corporation existing under the laws of Canada and authorized to carry on the business of a trust company in each of the provinces and territories of Canada, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in Montreal, Québec or any other office of the Rights Agent designated for that purpose for time to time by the Rights Agent. Until adjustment thereof in accordance with the terms of the Rights Agreement, the Exercise Prirce shall be:

(a) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and

(b) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:

RICHMONT MINES INC.

By:	By:
Authorized Signatory		Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signatory

FORM OF ELECTION TO EXERCISE

TO:	RICHMONT MINES INC.

The undersigned hereby irrevocably elects to exercise _________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number

Dated:
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an “Eligible Institution”, i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment

Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED
hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated:
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by an “Eligible Institution”, i.e. a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any other Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

Any questions and requests for assistance may be directed to our
Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1 866 581-1514

Email: contactus@kingsdaleadvisors.com

Facsimile: 416 867-2271

Toll Free Facsimile: 1 866 545-5580

Outside North America, Banks and Brokers Call Collect: 416 867-2272